                                                      Registration No. 333-79471


 As filed with the Securities and Exchange Commission on November 5, 1999

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6
                            FOR REGISTRATION UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VL-R
                             (Exact Name of Trust)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           (Exact Name of Depositor)
                                125 Maiden Lane
                              New York, New York 10038
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                              2929 Allen Parkway
                           Houston, Texas 77019-2155
               (Name and Complete Address of Agent for Service)


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*                                                   PROSPECTUS CAPTION
----------------------------------------------------------------------------------------------------------------------------
1                                                        Additional Information: Separate Account USL VL-R.
2                                                        Additional Information: USL.
3                                                        Inapplicable.
4                                                        Additional Information: Distribution of Policies.
5, 6                                                     Additional Information: Separate Account USL VL-R.
7                                                        Inapplicable.**
8                                                        Inapplicable.**
9                                                        Additional Information: Legal Matters.
10(a)                                                    Additional Information: Your Beneficiary.  Assigning
                                                           Your Policy.
10(b)                                                    Basic Questions You May Have: How will the value
                                                           of my investment in a Policy change over time?
10(c)(d)                                                 Basic Questions You May Have: How can I change
                                                           my Policy's insurance coverage? How can I access my
                                                           investment in a Policy? Can I choose the form in which USL pays out any proceeds from my Policy? Additional
                                                           Information: Tax Effects. Assigning Your Policy. Payment of
                                                           Policy Proceeds.
10(e)                                                    Basic Questions You May Have: Must I invest any
                                                           minimum amount in a policy?  Additional Information:
                                                           Tax Effects.
10(f)                                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)                   Basic Questions You May Have: To what extent will
                                                           USL vary the terms and conditions of the Policies in
                                                           particular cases? Additional Information: Voting
                                                           Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)                   Inapplicable.**
10(i)                                                    Basic Questions You May Have:  How can I change my
                                                           Policy's insurance coverage?  What additional rider
                                                           benefits might I select?  Additional Information:
                                                           Separate Account USL VL-R. Tax Effects.
11                                                       Basic Questions You May Have: How will the value
                                                           of my investment in a Policy change over time?
                                                         Additional  Information: Separate Account USL VL-R.
12(a)                                                    Additional Information: Separate Account USL VL-R.
                                                           Front Cover.
12(b)                                                    Inapplicable.**
12(c), 12(d)                                             Inapplicable.**
12(e)                                                    Inapplicable, because the Separate Account has not commenced operations.
13(a)                                                    Basic Questions You May Have: What charges will
                                                           USL deduct from my investment in a Policy? What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy? How can I change my Policy's insurance
                                                           coverage? How can I access my investment? Additional
                                                           Information: More About Policy Charges. More about our
                                                           Declared Fixed

                                                           Interest Account Option.
13(b)                                                    Inapplicable.
13(c)                                                    Inapplicable.**
13(d)                                                    Basic Questions You May Have: To what extent will USL vary the terms and conditions of the Policy in particular cases?
13(e)                                                    None.
13(f), 13(g)                                             Inapplicable.**
14                                                       Basic Questions You May Have: How can I invest
                                                           money in a Policy? How will the value of my investment in a
                                                           Policy change over time? Additional Information: Service
                                                           Agreements.
15                                                       Basic Questions You May Have: How can I invest money in a
                                                           Policy? How do I communicate with USL? Additional
                                                           Information: Effective Date of Policy and Related
                                                           Transactions.
16                                                       Basic Questions You May Have: How will the value
                                                           of my investment in a Policy change over time?
                                                           Additional Information:  Separate Account USL VL-R.

ITEM NO.                                                 ADDITIONAL INFORMATION
----------------------------------------------------------------------------------------------------------------------
17(a), 17(b)                                             Captions referenced under Items 10(c), 10(d), and 10(e).
17(c)                                                    Inapplicable.**
18(a)                                                    Captions referred to under Item 16.
18(b), 18(d)                                             Inapplicable.**
18(c)                                                    Additional Information: Separate Account USL VL-R.
19                                                       Additional Information: Separate Account USL VL-R.
                                                           Performance Information:  Our  Reports to Policy
                                                           Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)                 Inapplicable.**
21(a), 21(b)                                             Basic Questions You May Have: How can I access
                                                           my investment in a Policy?  Additional Information:
                                                           Payment of Policy Proceeds.
21(c)                                                    Inapplicable.**
22                                                       Additional Information: USL.  Tax Effects.  Payment of
                                                         Policy Proceeds.  Service Agreements.
23                                                       Inapplicable.**
24                                                       Additional Information:  Additional Rights That We
                                                           Have.
25                                                       Additional Information: USL.
26                                                       Inapplicable, because the Separate Account has
                                                           not commenced operations.
27                                                       Inapplicable, because the Separate Account has
                                                           not commenced operations.
28                                                       Additional Information: USL's Management.
29                                                       Additional Information: USL.
30, 31, 32, 33, 34                                       Inapplicable, because the Separate Account has
                                                           not commenced operations.
35                                                       Inapplicable, because the Separate Account has not
                                                           commenced operations.
36                                                       Inapplicable.**
37                                                       None.
38, 39                                                   Additional Information: Distribution of the Policies.
40                                                       Inapplicable, because the Separate Account has not
                                                           commenced operations.
41(a)                                                    Additional Information: Distribution of the Policies.

41(b), 41(c)                                             Inapplicable**
42,43                                                    Inapplicable, because the Separate Account has not
                                                           commenced operations or issued any securities.
44(a)(1)                                                 Basic Questions You May Have: How will the value
                                                           of my investment in a Policy change over time?
44(a)(2)                                                 Inapplicable.
44(a)(3), 44(a)(4), 44(a)(5), 44(a)(6)                   Basic Questions You May Have: What charges will USL deduct from my investment in a Policy? Additional Information: Tax
                                                           Effects.
44(b)                                                    Inapplicable.**
44(c)                                                    Caption referenced in 13(a), 13(c) and 13(d) above.
45                                                       Inapplicable, because the Separate Account has not
                                                           commenced operations.
46(a)                                                    Captions referenced in 44(a) above.
46(b)                                                    Inapplicable.**
47, 48, 49                                               Inapplicable.**
50                                                       Inapplicable.**
51                                                       Inapplicable.**
52(a), 52(c)                                             Basic Questions You May Have: To what extent can USL vary the terms and conditions of the Policy in particular cases?
                                                           Additional Information:
                                                         Additional Rights That We Have.
52(b)                                                    Inapplicable, because the Separate Account has not
                                                           commenced operations or issued any securities.
52(d)                                                    None.
53(a)                                                    Additional Information: Separate Account USL VL-R.
                                                           Tax Effects.
53(b), 54                                                Inapplicable.**
55                                                       Illustrations of Hypothetical Policy Benefits.
56-58                                                    Inapplicable.**
59                                                       Financial Statements.

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account USL VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                           PLATINUM INVESTOR(SM)

  Flexible Premium Variable Life Insurance Policies (the "Policies") Issued by
    The United States Life Insurance Company in the City of New York ("USL")


ADMINISTRATIVE CENTER:            HOME OFFICE:                    PREMIUM PAYMENTS:
(Express Delivery)                125 Maiden Lane                 (Express Delivery)
2727-A Allen Parkway              New York, New York  10038-4992  The United States Life Insurance
Houston, Texas 77019-2191         1-212-709-6000                  Company in the City of New York
1-800-251-3720; 1-713-831-3913                                    c/o Southwest Bank of Texas
Fax:  1-713-620-3371                                              4400 Post Oak Parkway
(Except premium payments)                                         Houston, Texas 77027
                                                                  Attention: Lockbox Processing

(U.S. Mail)                                                      (U.S. Mail)
VUL Administration                                               The United States Life Insurance
P.O. Box 4880                                                       Company in the City of New York
Houston, Texas 77210-4880                                        P.O. Box 4728, Dept. L
                                                                 Houston, Texas 77210-4728

This booklet is called the "prospectus."

Investment options. The USL declared fixed interest account is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

--------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance               American General Series        Dreyfus Variable             MFS Variable Insurance
Funds, Inc.                          Portfolio Company              Investment Fund              Trust
 .AIM V.I. International              .International Equities        .Quality Bond                .MFS Emerging Growth
 Equity Fund                          Fund/1/                       Portfolio                     Series
 .AIM V.I. Value Fund                 .MidCap Index Fund/1,2/        .Small Cap Portfolio
                                     .Money Market Fund/1/
                                     .Stock Index Fund/1,2/

                                   /1/The Variable Annuity Life                                  Massachusetts Financial
A I M Advisors, Inc.*                 Insurance Company*             The Dreyfus Corporation *   Services Company*
                                   /2/Bankers Trust Company+
-----------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean                   Putnam Variable Trust          SAFECO Resource             Van Kampen Life
Witter Universal Funds, Inc.          .Putnam VT Diversified         Series Trust                Investment Trust
 .Equity Growth Portfolio/1/            Income Fund                  .Equity Portfolio           .Strategic Stock Portfolio
 .High Yield Portfolio/2/              .Putnam VT Growth             .Growth Portfolio
                                       and Income Fund
                                      .Putnam VT International
/1/Morgan Stanley Dean Witter          Growth and Income Fund                                    Van Kampen Asset
Investment  Management Inc.*                                         SAFECO Asset                Management Inc.*
/2/Miller Anderson & Sherrerd,         Putnam Investment             Management
LLP*                                   Management, Inc.*             Company*
-----------------------------------------------------------------------------------------------------------------------

* The Investment Adviser of the investment option
+ The Investment Sub-Adviser of the investment option

     Separate prospectuses contain more information about the mutual funds ("Funds" or "Mutual Funds") in which we invest the amounts that you allocate to any of the above-listed investment options (other than our declared fixed interest account option). The formal name of each such Fund is set forth in the chart that appears on page 1. Your investment results in any such option will depend on those of the related Fund. You should be sure you also read the prospectus of the Mutual Fund for any such investment option you may be interested in. You can request free copies of any or all of the Mutual Fund prospectuses from your USL representative or from us at our Administrative Center listed above.

     Other choices you have. During the insured person's lifetime, you may, within limits, (1) request a change in the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and
(4) choose whether your accumulation value under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

     Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page 8.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will return you the greater of (i) all premiums paid or (ii) your accumulation value plus any taxes or charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on the first page of this prospectus or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market option and allocated to your chosen investment options at the same time as your initial net premium.

     We have designed this prospectus to provide you with information that you
should have before investing in the Policies (Policy Form No. 97600N).   Please
read the prospectus carefully and keep it for future reference.

     Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The Policies are not available in all states.

     The Policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal invested.

                     This Prospectus is dated ____________.

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor(SM) variable life policy ("Policy") or exercise any of your rights or privileges under a Policy.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                                     Pages to See
                       Basic Questions You May Have                               in this Prospectus
-------------------------------------------------------------------------------   ------------------
 .  What are the Policies?......................................................          1 - 2

 .  How can I invest money in a Policy?.........................................          5 - 6

 .  How will the value of my investment in a Policy change over time?...........          6 - 7

 .  What is the basic amount of insurance ("death benefit") that USL pays
   when the insured person dies?...............................................          7 - 8

 .  What charges will USL deduct from my investment in a Policy?................          8 - 10

 .  What charges and expenses will the Mutual Funds deduct from
   amounts I invest through my Policy?.........................................         10 - 12

 .  Must I invest any minimum amount in a Policy?...............................         12 - 13

 .  How can I change my Policy's investment options?............................              13

 .  How can I change my Policy's insurance coverage?............................         13 - 14

 .  What additional rider benefits might I select?..............................         14 - 15

 .  How can I access my investment in a Policy?.................................         15 - 17

 .  Can I choose the form in which USL pays out the proceeds from my
   Policy?.....................................................................         17 - 18

 .  To what extent can USL vary the terms and conditions of the Policies
   in particular cases?........................................................              18

 .  How will my Policy be treated for income tax purposes?......................              18

 .  How do I communicate with USL?..............................................         19 - 20

     Illustrations of a hypothetical policy. Starting on page 20, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your USL representative can also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 23, or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 23. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your USL representative or our Administrative Center (shown on the first page of this prospectus).

     Financial statements. We have included certain financial statements of USL in this prospectus. These begin on page Q-1.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 50, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

How can I invest money in a Policy?

  Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your Policy and the insured person. (Policies issued with automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

  Limits on premium payments. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page
24. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain limited circumstances (if your Policy is determined to be a "modified endowment contract" or if additional premiums cause the death benefit to increase more than the accumulation value), we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

  Ways to pay premiums. You can pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the first premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center shown on the first page of this prospectus.

  We have a premium financing program available for certain qualified applicants. If you intend to make an initial premium payment of at least $50,000 and you have a net worth of at least $3,000,000, you may qualify under this program. For more information, you may contact your registered representative or our Administrative Center at 1-800-677-3311.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose (but not to our declared fixed interest account option). You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period on any day of the month except the 29th, 30th or 31st. (The term "valuation period" is described on page 33.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy (other than our declared fixed interest account option) to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing ends upon your request.

How will the value of my investment in a Policy change over time?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe beginning on page 8, under "Deductions from each premium payment." We invest the rest in one or more of the investment options you have selected from the list on the front cover of this prospectus. We call the amount that is at any time invested under your Policy your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any investment option (except our declared fixed interest account option) in shares of a Mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page 8, under "What charges will USL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. You can request additional free copies of these prospectuses from your USL representative or from our Administrative Center.

  We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit a fixed rate of interest on that accumulation value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 10. The "daily charge" described on page 8 and the charges and expenses of the Mutual Funds discussed on pages 10 - 12 below do not apply to our declared fixed interest account option.

  Policies are "non-participating." You will not be entitled to any dividends from USL.

What is the basic amount of insurance ("death benefit") that USL pays when the insured person dies?

  Your specified amount of insurance. In your application to buy a Platinum Investor Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

  Your death benefit. The basic death benefit we will pay is reduced by any outstanding loans. You also choose whether the basic death benefit we will pay is

       . Option 1 - The specified amount on the date of the insured person's death, or

       . Option 2 - The specified amount plus the Policy's accumulation value on the date of death.

Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

  We will automatically pay an alternative basic death benefit if it is higher than the basic Option 1 or Option 2 death benefit (whichever you have selected). The alternative basic death benefit is computed by multiplying your Policy's accumulation value on the insured person's date of death by the following percentages:

  TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY
                               ACCUMULATION VALUE

INSURED
PERSON'S     40 or
  AGE*:      Under    45    50    55    60    65    70   75 to 90   95+

   %:        250%     215%  185%  150%  130%  120%  115%   105%     100%

__________________________________

* Nearest birthday at the beginning of the Policy year in which the insured person dies. The percentages are interpolated for ages that are not shown here.

What charges will USL deduct from my investment in a Policy?

  Deductions from each premium payment. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. Taxes currently range from .75% to 3.5%. You are not permitted to deduct the amount of these taxes on your income tax return. We also currently deduct an additional 2.5% from each after-tax premium payment. We use this 2.5% deduction primarily to pay our distribution expenses and to a lesser extent our administrative expenses, other taxes, licenses and fees related to the Policy. We have the right at any time to increase this additional charge to not more than 5% on all future premium payments.

  Daily charge. We make a daily deduction at an annual effective rate of .75% of your accumulation value that is then being invested in any of the investment options (other than our declared fixed interest option). After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of .50%, and after 20 years, we will further reduce the charge to a maximum of
 .25%. The daily deduction charges, including the current charge of .75%, are the maximums we may charge; we may charge less, but we can never charge more.

  Flat monthly charge. We will deduct $6 per month from your accumulation value. Also, we have the right to raise this charge at any time to not more than $12 per month.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower for insured persons in most age and risk classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

  In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male.

  Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers, and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  Finally, our current cost of insurance rates are lower for Policies having a specified amount of at least $1,000,000 on the day the charge is deducted. This means that if your specified amount for any reason decreases from $1,000,000 or more to less than $1,000,000, your subsequent cost of insurance rates will be higher under your Policy than they otherwise would be. The reverse is also true. Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

  Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such charges are higher in the early policy years.

  Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges.) Such changes in policy cost factors will be determined in accordance with procedures and standards on file with the New York Insurance Department and will be determined at least every five years.

  Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page 14, under "What additional rider benefits might I select?"

  Surrender charge. The Policies have a surrender charge that applies for the first 10 Policy years (and the first 10 years after any requested increase in the Policy's specified amount). The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. The maximum amount of the surrender charge will be shown on pages 23 and 24 of the Policy. It may initially be as high as $40 per $1,000 of specified amount or as low as $1.80 per $1,000 of specified amount (or any increase in the specified amount). Any amount of surrender charge decreases automatically by a constant amount each year beginning in the fourth year of its 10 year period referred to above until, in the eleventh year, it is zero.

  We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender of a Policy. Upon a requested decrease in such a Policy's specified amount of coverage, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is canceled. This includes any specified amount decrease that, as described under "Partial surrender" beginning on page 15, results from any requested partial surrender. For this purpose, we deem the most recent increases of specified amount to have been canceled first.

  Transaction Fee. We will charge you the lesser of 5% of the surrender amount or a $25 fee for each partial surrender you make.

  Charge for taxes. We can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  Transfer Charges. We also reserve the right to charge a fee of $25.00 for each transfer in excess of 12 during a policy year. Any such suspension or charge will be administered in a nondiscriminatory manner. The $25.00 charge will not apply to transfers made under the Dollar Cost Averaging or Automatic Rebalancing provisions.

  Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not choose or have enough accumulation value in the investment options you select, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option. Any surrender charge upon a decrease in specified amount that is requested under a Platinum Investor Policy will be allocated in the same manner as if it were a monthly deduction.

What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses are as follows:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)


                                                              Fund                        Other Fund        Total Fund
                                                           Management                     Operating         Operating
                                                          Fees (After                  Expenses (After   Expenses (After
                                                            Expense                        Expense           Expense
                     Name of Fund                       Reimbursement)    12b-1 Fees    Reimbursement)    Reimbursement)
                     ------------                       -------------     ----------    -------------     ------------
The following funds of AIM Variable
  Insurance Funds, Inc./(1)/

     AIM V.I. International Equity Fund                       0.75%                         0.16%             0.91%
     AIM V.I. Value Fund                                      0.61%                         0.05%             0.66%

The following funds of American General
  Series Portfolio Company:/(1)/
     International Equities Fund                              0.35%                         0.05%             0.40%
     MidCap Index Fund                                        0.32%                         0.04%             0.36%
     Money Market Fund                                        0.50%                         0.04%             0.54%
     Stock Index Fund                                         0.27%                         0.04%             0.31%

The following funds of Dreyfus Variable
  Investment Fund:/(1)/
     Quality Bond Portfolio                                   0.65%                         0.08%             0.73%
     Small Cap Portfolio                                      0.75%                         0.02%             0.77%

The following series of MFS Variable
  Insurance Trust:/(1)/
     MFS Emerging Growth Series                               0.75%                         0.10%             0.85%

The following portfolios of Morgan
  Stanley Dean Witter Universal
     Funds, Inc./(1)/
     Equity Growth Portfolio /(2)/                            0.09%                         0.76%             0.85%
     High Yield Portfolio /(2)/                               0.15%                         0.65%             0.80%

The following portfolios of Putnam Variable
  Trust:  Class "IB" Funds
     Putnam VT Diversified Income                             0.50%        0.11%            0.08%             0.69%
      Fund/(3)/                                               0.35%        0.11%            0.03%             0.49%
     Putnam VT Growth and Income Fund/(3)/
     Putnam VT International Growth                           0.59%        0.11%            0.14%             0.84%
       and Income Fund/(3)/

(footnotes on next page)

                                                              Fund                        Other Fund        Total Fund
                                                           Management                     Operating         Operating
                                                          Fees (After                  Expenses (After   Expenses (After
                                                            Expense                        Expense           Expense
                     Name of Fund                       Reimbursement)    12b-1 Fees    Reimbursement)    Reimbursement)
                     ------------                       -------------     ----------    -------------     ------------
The following portfolios of SAFECO
Resources Series Trust:/(1)/
      Equity Portfolio                                     0.74%                             0.04%             0.78%
      Growth Portfolio                                     0.74%                             0.06%             0.80%

The following portfolio of Van Kampen
  Life Investment Trust:/(1)/
      Strategic Stock Portfolio/(2)/                       0.00%                             0.65%             0.65%

_____________________________

     /1/ The Mutual Funds' advisers or administrators have entered into service agreements with USL. Under these arrangements, the advisers or administrators pay fees to USL for certain administrative services. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses. (See "Service Agreements.")

     /2/Management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.

                                     Management     Other         Total
                                        Fees      Expenses   Annual Expenses
                                     -----------  ---------  ----------------
     Morgan Stanley Dean Witter
       Equity Growth Portfolio        0.55%       0.76%         1.31%
       High Yield Portfolio           0.50%       0.65%         1.15%
     Van Kampen
       Strategic Stock Portfolio      0.50%       0.75%         1.25%

     /3/The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this 12b-1 fee.

     Must I invest any minimum amount in a Policy?

          Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. However, payment of this amount or any other specific amounts of premiums is not mandatory. You need to invest enough to ensure that your Policy's accumulation value, less any indebtedness and after your monthly deductions, stays above zero. The less you invest, the more likely it is that your Policy's accumulation value, less any indebtedness and after your monthly deductions, could fall to zero, as a result of the deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. If your Policy's accumulation value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy
will cease.   Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay enough premium to keep your Policy in force for two months as well as pay or reinstate any indebtedness. In the Policy, you will find additional information about the values and terms of a Policy after it is reinstated.

How can I change my Policy's investment options?

     Future premium payments. You may at any time change the investment options in which your future premiums will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have," beginning on page 38. Also, you may not in any one Policy year make transfers out of our declared fixed interest account option that aggregate more than 25% of the accumulation value you had invested in that option at the beginning of that Policy year.

     You may make transfers at any time, except that transfers out of our declared fixed interest account option must be made within 60 days after a Policy anniversary. We will not honor any request received outside that period.

     Market timing. The Policies are not designed for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

     Maximum number of investment options. We can at any time limit the number of investment options you may use. Our current rule is that you cannot use more than 18 different options over the life of your Policy.

How can I change my Policy's insurance coverage?

     Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase. Also, a new amount of surrender charge applies to the specified amount increase. These amounts are the same as they would be if we were instead issuing the same amount of additional coverage as a new Policy.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. The minimum is $100,000 (or, if greater, the minimum amount that the tax law requires. At the time of a decrease under such a Policy, we will deduct from the Policy's accumulation value an amount of any remaining surrender charge. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. We compute the amount we deduct in the manner described on page 32, under "Decreases in the specified amount."

     Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

          .If you change from Option 1 to 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change.

          .If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 24 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

What additional rider benefits might I select?

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     .    Accidental Death Benefit Rider, which pays an additional death benefit
          ------------------------------
          if the insured person dies from certain accidental causes.

     .    Children's Insurance Benefit Rider, which provides term life insurance
          ----------------------------------
          coverage on the eligible children of the person insured under the Policy. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

     .    Waiver of Monthly Deduction Rider, under which we will waive all
          ---------------------------------
          monthly charges under your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest.

     Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 24. You should consult a qualified tax adviser.

How can I access my investment in a Policy?

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, less any surrender charge that then applies. We call this your "cash surrender value." Because of the surrender charge, it is unlikely that your Policy will have any cash surrender value during at least the first year.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500.

     . If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges.

     . If we reduce your Policy's specified amount because you have requested a partial surrender while the Option 1 death benefit is in effect, we will deduct the same amount of surrender charge, if any, that would have applied if you had requested such specified amount decrease directly. See "Decreases in the specified amount," on page 32.

     . We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your specified amount to fall below the minimum allowed.

     . You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     Option to Exchange Policy During First 18 Months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance offered by us, subject to the following conditions:

     . the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

     . the amount of insurance will be the same as the initial amount of insurance under your Policy;

     . the new policy may include any additional benefit rider included in this policy if such rider is available for issue with the new policy;

     . the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

     .    evidence of insurability will not be required for the exchange.

     Right to Convert in the Event of a Material Change in Investment Policy. Under New York law, if there is a material change in the investment policy of the Separate Account USL VL-R which has been approved by the Superintendent of the New York Department of Insurance, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy within 60 days after the later of:
(1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

     Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value (less our estimate of three months' charges and less the interest that will be payable on your loan through your next Policy anniversary.) The minimum amount of each loan is $500, or, if less, the entire remaining borrowable amount under your Policy.

     We remove from your investment options an amount equal to your loan and hold that amount as additional collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%, payable in arrears. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not in most cases be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $100) of your loan at any time before the death of the Insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

     Preferred loan interest rate. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

     . 10% of your Policy's accumulation value (including any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

     . if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.5%.

     Maturity of your Policy. If the insured person is still living on the "Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

Can I choose the form in which USL pays out the proceeds from my Policy?

     Choosing a payment option. You may choose to receive the full proceeds from the Policy (and any riders) as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1 - Equal monthly payments for a specified period of time.

     . Option 2 - Equal monthly payments of a specified amount until all amounts are paid out.

     . Option 3 - Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     .    Option 4 - Proceeds left to accumulate with interest.

Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

     Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

To what extent can USL vary the terms and conditions of the Policies in particular cases?

     Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

     Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with one of the Policies. Not all types of other insurance we issue are eligible to be replaced with one of the Policies. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     Policies purchased through term life conversions. We maintain rules about how to convert term insurance to a Platinum Investor Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

     Variations in expenses or risks. USL may vary the charges and other terms of the Policies where special circumstances result in sales or administrative expenses, mortality risks, or other risks that are different from those normally associated with the Policies. The New York Insurance Department may have to give its prior approval to some of these changes.

How will my Policy be treated for income tax purposes?

     Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

     For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 24.

How do I communicate with USL?

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action.

     General. You should mail or express checks and money orders for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus.

     The following requests must be made in writing and signed by you:

     .    transfer of accumulation value;

     .    loan;

     .    full surrender;

     .    partial surrender;

     .    change of beneficiary or contingent beneficiary;

     .    change of allocation percentages for premium payments;

     .    change of allocation percentages for policy deductions;

     .    loan repayments or charges;

     .    change of death benefit option or manner of death benefit payment;

     .    increase or decrease in specified amount;

     . addition or cancellation of, or other action with respect to, any rider benefits;

     .    election of a payment option for Policy proceeds; and

     .    tax withholding elections.

You should mail or express these requests to our Administrative Center at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Administrative Center.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may also obtain these forms from our

Administrative Center or from your USL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policies work, we have prepared the following tables:

                                                          Page to see in this
               Table                                          Prospectus
                                                              ----------

     Death Benefit Option 1 - Current Charges                   22
     Death Benefit Option 1 - Guaranteed Maximum Charges        22

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under sample Platinum Investor Policies would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user and who is a better-than-average mortality risk in other respects as well. Planned premium payments of $1,368 for an initial $100,000 of specified amount of coverage are assumed to be paid at the beginning of each Policy year for the Platinum Investor Policy. The samples assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables for the Platinum Investor version are that version's surrender charges.

     Although the tables below do not include examples of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits, lower cash surrender values, and a greater risk of lapse.

     Separate tables are included to show both current and guaranteed maximum charges for the Platinum Investor Policy. The charges assumed in the following tables include:

     . a daily charge at an annual effective rate of .75% for the first 10 Policy years (for both current and guaranteed maximum charges);

     . a daily charge at an annual effective rate of .50% after 10 Policy years (for both current and guaranteed maximum charges);

     . a daily charge at an annual effective rate of .25% after 20 Policy years (for both current and guaranteed maximum charges);

     . a charge for state premium tax ranging from .75% to 3.5% of each premium payment, depending on the state, assumed to be 2.5% (for both current and guaranteed maximum charges);

     . a charge of 2.5% and 5.0% from each after-tax premium payment for current charges and guaranteed maximum charges, respectively;

     . the current monthly insurance charges and guaranteed maximum monthly insurance charges for current charges and guaranteed maximum charges, respectively; and

     . a flat monthly charge of $6 and $12 for current charges and guaranteed maximum charges, respectively.

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.67% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund, after all reimbursements, as reflected on pages 10 - 12. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal .76% of aggregate Mutual Fund assets. The total assumed tax charges for all of the tables are 2.5% of premiums.

     Preliminary Information Statement and Policy Summary. We will provide you with a Buyer's Guide and a preliminary information statement describing some of the values and benefits of your Policy at the time of policy application. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued.


                                       Platinum Investor
                                       -----------------

Planned Premium $1,368.00                                                         Initial Specified Amount $100,000
                                                                                  Death Benefit Option 1
Male Age 45
Preferred risk Non-Tobacco User
Assuming Current Charges

                               Death Benefit                     Accumulation Value               Cash Surrender Value
End of                  Assuming Hypothetical Gross         Assuming Hypothetical Gross        Assuming Hypothetical Gross
Policy                  Annual Investment Return of         Annual Investment Return of        Annual Investment Return of
Year                    0.0%         6.0%     12.0%         0.0%       6.0%       12.0%        0.0%       6.0%       12.0%
 1                    100,000      100,000   100,000          893      958        1,023            0           0        0
 2                    100,000      100,000   100,000        1,752    1,938        2,132          384         570      764
 3                    100,000      100,000   100,000        2,591    2,954        3,349        1,223       1,586    1,981
 4                    100,000      100,000   100,000        3,386    3,985        4,663        2,189       2,788    3,466
 5                    100,000      100,000   100,000        4,162    5,056        6,109        3,136       4,030    5,083
 6                    100,000      100,000   100,000        4,919    6,168        7,701        4,064       5,313    6,846
 7                    100,000      100,000   100,000        5,668    7,336        9,467        4,984       6,652    8,783
 8                    100,000      100,000   100,000        6,388    8,539       11,405        5,875       8,026   10,892
 9                    100,000      100,000   100,000        7,089    9,791       13,545        6,747       9,449   13,203
10                    100,000      100,000   100,000        7,773   11,095       15,909        7,602      10,924   15,738

15                    100,000      100,000   100,000       11,092   18,760       32,629       11,092      18,760   32,629

20                    100,000      100,000   100,000       13,666   28,059       60,426       13,666      28,059   60,426

                                                Platinum Investor
                                                -----------------


Planned Premium $1,368.00                                                               Initial Specified Amount $100,000
                                                                                        Death Benefit Option 1

Male Age 45
Preferred risk Non-Tobacco User
Assuming Guaranteed Charges

                               Death Benefit               Accumulation Value              Cash Surrender Value
End of                 Assuming Hypothetical Gross    Assuming Hypothetical Gross     Assuming Hypothetical Gross
Policy                 Annual Investment Return of    Annual Investment Return of     Annual Investment Return of
Year                   0.0%       6.0%       12.0%    0.0%       6.0%       12.0%     0.0%        6.0%      12.0%
1                     100,000    100,000   100,000      658       715         772        0          0           0
2                     100,000    100,000   100,000    1,275     1,429       1,591        0         61         223
3                     100,000    100,000   100,000    1,851     2,143       2,463      483        775       1,095
4                     100,000    100,000   100,000    2,375     2,846       3,383    1,178      1,649       2,186
5                     100,000    100,000   100,000    2,849     3,538       4,357    1,823      2,512       3,331
6                     100,000    100,000   100,000    3,273     4,219       5,392    2,418      3,364       4,537
7                     100,000    100,000   100,000    3,637     4,877       6,484    2,953      4,193       5,800
8                     100,000    100,000   100,000    3,929     5,500       7,629    3,416      4,987       7,116
9                     100,000    100,000   100,000    4,152     6,087       8,834    3,810      5,745       8,492
10                    100,000    100,000   100,000    4,293     6,626      10,098    4,122      6,455       9,927

15                    100,000    100,000   100,000    3,612     8,383      17,616    3,612      8,383      17,616

20                          0    100,000   100,000        0     7,069      27,397        0      7,069      27,397

The values in both tables will change if premiums are paid in different amounts or frequencies.

The investment results are examples only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown in both tables.

                             ADDITIONAL INFORMATION

     A general overview of the Policies appears at pages 1 through 22. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                                       page to
                                                                     see in this
Contents of Additional Information                                   Prospectus
----------------------------------                                   ----------
USL....................................................                  23
Separate Account USL VL-R..............................                  24
Tax Effects............................................                  24
Voting Privileges......................................                  30
Your Beneficiary.......................................                  30
Assigning Your Policy..................................                  31
More About Policy Charges..............................                  31
Effective Date of Policy and Related Transactions......                  33
More About Our Declared Fixed Interest Account Option..                  35
Distribution of the Policies...........................                  35
Payment of Policy Proceeds.............................                  37
Adjustments to Death Benefit...........................                  38
Additional Rights That We Have.........................                  38
Performance Information................................                  39
Our Reports to Policy Owners...........................                  40
USL's Management.......................................                  40
Principal Underwriter's Management.....................                  44
Legal Matters..........................................                  45
Independent Auditors...................................                  45
Actuarial Expert.......................................                  45
Service Agreements.....................................                  46
Certain Potential Conflicts............................                  46
Year 2000 Considerations...............................                  46

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 50, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

USL

  USL is a stock life insurance company, which was organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are USL's, and American General Corporation has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in our Separate Account USL VL-R. Separate Account USL VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, Separate Account USL VL-R is divided into 17 separate "divisions," which correspond to the 17 variable investment options available since the inception of the Policy. The 17 divisions are currently available under certain variable life policies offered by an affiliate of USL. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in the Separate Account are our property. The assets in the Separate Account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to the Separate Account. Our other creditors could reach only those Separate Account assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to the Separate Account.

     USL also issues variable annuities through its Separate Account USL VA-R, which is also a registered investment company.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the Policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. A Platinum Investor Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" as defined under Section 7702A of the Code (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

     Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option or the selection of additional rider benefits. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in specified amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified
                                                           ---
endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your tax "basis" in your Policy. (Your tax basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your tax basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your tax basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on "income out first" before recovery of your tax basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your tax basis in the Policy. For modified endowment contracts, your tax basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income out first" taxation on distributions from modified endowment contracts.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to income tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your tax basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Terminal illness rider. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the insured person, if the payee has an insurable interest in the insured person's life because the insured is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within a separate account may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of the separate account, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of our separate account.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under a Platinum Investor Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the credit over the next seven years to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life Insurance in Split Dollar Arrangements. The Internal Revenue Service ("IRS") has released a technical advice memorandum ("TAM") on the taxability of the insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     Pension and profit-sharing plans. If Platinum Investor Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's accumulation value will not be subject to federal income tax. However, the Policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account USL VL-R in our federal income tax return, but we currently pay no income tax on the separate account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any separate account division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes we incur that are allocable to the Policies.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to our separate account or allocable to the Policies.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, nonresident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

     We are the legal owner of the Funds' shares held in Separate Account USL VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account USL VL-R.

     If you are asked to give us voting instructions, we will send you the proxy
material and a form for providing such instructions.   Should we determine that
we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Your Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason, if we agree. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action taken before we receive complete notice of the assignment in good order. We are not responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial surrender, loan or payment from a Policy under a terminal illness rider. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

     Purpose of our charges. The charges under the Policies are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policies. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policies. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive, net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policies require us to provide will exceed what we currently project).

     If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss.

     The current charges that we deduct from premiums have been designed to compensate us for taxes we have to pay to the state where you live when we receive a premium from you, as well as similar federal taxes we incur as a result of premium payments, and certain distribution expenses. The current flat monthly charge that we deduct has been designed primarily to compensate us for the continuing administrative functions we perform in connection with the Policies. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policies as insured persons die.

     Any excess from the charges discussed in the preceding paragraph, as well as revenues from the daily charge, are primarily intended to:

     . offset other expenses in connection with the Policies (such as the costs of processing applications for Policies and other unreimbursed administrative expenses, costs of paying sales commissions and other marketing expenses for the Policies, and costs of paying death claims if the mortality experience of insured persons is worse than we expect);

     .    compensate us for the risks we assume under the Policies; or

     .    otherwise to be retained by us as profit.

The surrender charge has also been designed primarily for these purposes.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

     Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

     Gender neutral Policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies (including Platinum Investor policies) in connection with an employment-related insurance or benefit plan.
In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 8.

     Decreases in the specified amount. An amount of any remaining surrender charge will be deducted upon a decrease in specified amount. If:

     . there have been no previous specified amount increases, the amount we deduct will bear the same proportion to the total surrender charge then applicable as the amount of the specified amount decrease bears to the Policy's total specified amount. The remaining amount of surrender charge that we could impose at a future time, however, will also be reduced proportionally.

     . there have been increases in specified amount, we decrease first those portions of specified amount that were most recently established. We also deduct any remaining amount of the surrender charge that was established with that portion of specified amount (which we pro-rate if less than that entire portion of specified amount is being canceled).

     Miscellaneous. Each of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus reimburses us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses, up to an annual rate of 0.25% of the average daily net asset value of shares of the Mutual Funds purchased by the divisions at the instruction of owners. These reimbursements will be reasonable for the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We generally compute values under Policies on each day that the New York Stock Exchange is open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date."

     We compute policy values as of 4:00 p.m., Eastern time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the minimum first premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our

"Limited Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the appropriate address shown on the first page of this prospectus or from your USL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate insurance rate class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases or decreases you request in the specified amount of insurance, and reinstatements of Policies that have lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your USL representative; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

More About Our Declared Fixed Interest Account Option

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is possible that, at any time, different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Distribution of the Policies

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of American General Life Insurance Company. AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for USL's Separate Account USL VA-R and for American General Life Insurance Company's Separate Accounts A, D and VL-R, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of American General Life Insurance Company. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

     We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

     The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums paid in the first Policy year up to a "target" amount;

     . 4% of the premiums not in excess of the target amount paid in each of Policy years 2 through 10;

     . 2.5% of all premiums in excess of the target amount paid in any of Policy years 1 through 10; and

     . .25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 1.

The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request as long as additional premium is paid on the increase.

     At our sole discretion, we may pay certain broker-dealers an additional expense allowance payment of up to 5% of first year target premium. In the event that the broker-dealer personally produces any particular policy, and we determine that such broker-dealer qualifies in the aggregate for some additional expense allowance payment, such broker-dealer would only be eligible to receive an additional expense allowance payment of up to 1% (instead of the 5% stated above) of first year target premium as to that policy.

     Whether or not a particular broker-dealer may be eligible to receive this discretionary payment will, at a minimum, depend upon the ratio of the broker-dealers total production offset by our expenses relative to such production. In the event that we determine, in our sole discretion, that a particular broker-dealer is eligible for an additional expense allowance payment, such broker-dealer will ensure that none of the additional expense allowance payment is passed on to a registered representative.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page 8 of the prospectus. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

Payment of Policy Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of separate account proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .    the SEC by order permits the delay for the protection of owners.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination.

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loan and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

Additional Rights That We Have

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance on a pro-rata basis to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . change the underlying Mutual Fund that any investment option uses or make any new Mutual Fund available to you;

     . add or delete investment options, combine two or more investment options, or withdraw assets relating to Platinum Investor from one investment option and put them into another;

     . make any changes required to comply with the requirements of any investment option;

     . operate the separate account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Our separate account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval.

Performance Information

     From time to time, we may quote performance information for the divisions of the Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge or surrender charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning, and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

USL's Management:

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of USL are listed below.

Name                              Business Experience Within Past Five Years
-------------------------------------------------------------------------------

Rodney O. Martin, Jr.    Director and Chairman of the Board of USL since June
                         1997. President and CEO of American General Life
                         Insurance Company (August 1996-July 1998). President of
                         American General Life Insurance Company of New York
                         (November 1995-August 1996). Vice President Agencies, with Connecticut Mutual Life Insurance Company (1990-
                         1995).

Donald W. Britton        President of USL since September 1999. Director of USL
                         since June 1999. Director and Vice Chairman of the
                         Board of American General Life Insurance Company since
                         April 1999. President of First Colony Life, Lynchburg,
                         Virginia (1996 - April 1997) and Executive Vice
                         President of First Colony Life (1992 - 1996).

William M. Keeler        President and Chief Executive Officer - Group Insurance
                         Operations of USL since June 1998. President and Chief
                         Executive Officer of American General Indemnity
                         Company, USLIFE Agency Services and American General
                         Assurance Company, Schaumburg, Illinois since July
                         1998. President and Chief Executive Officer of USLIFE
                         Indemnity Company (May 1995 - May 1998.)

David J. Dietz           President and Chief Executive Officer - Individual
                         Insurance Operations of USL since September 1997.
                         Director of USL since November 1997. President of
                         Prudential Select Life, Newark New Jersey (August 1990
                         - September 1997).

David A. Fravel          Executive Vice President of USL since September 1998
                         and a Director of USL since November 1997. Director and Senior Vice President of American General Life
                         Insurance Company since November 1996. Elected
                         Executive Vice President in April, 1998. Senior Vice
                         President Massachusetts Mutual, Springfield, Missouri
                         (March 1996-June 1996); Vice President, New Business,
                         Connecticut Mutual Life, Hartford, Connecticut
                         (December 1978-March 1996).

John V. LaGrasse         Director of USL since September 1999. Executive Vice
                         President and Chief Technology Officer of USL since
                         June 1998. Director, Senior Vice President and Chief
                         Systems Officer of American General Life Insurance
                         Company since August 1996. Elected Executive Vice
                         President in July, 1998. Prior thereto, Director of
                         Citicorp Insurance Services, Inc., Dover, Delaware
                         (1986-1996).

Paul L. Mistretta        Executive Vice President of USL since September 1999.
                         Executive Vice President of American General Life
                         Insurance Company since July 1999. Senior Vice
                         President of First Colony Life Insurance, Lynchburg,
                         Virginia (1992 - July 1999).

Brian D. Murphy          Executive Vice President of USL since September 1999.
                         In April 1998 named as Senior Vice President-Insurance
                         Operations of American General Life Insurance Company.
                         Vice President-Sales, Phoenix Home Life, Hartford, CT
                         (January 1997-April 1998). Vice President of
                         Underwriting and Issue, Phoenix Home Life (July 1994-
                         January 1997).

Gary D. Reddick          Executive Vice President of USL since June 1998 and
                         Director of USL since March 1999. Executive Vice
                         President of American General Life Insurance Company since April 1998 and Director since October 1998. Vice
                         Chairman since July 1997 and Executive Vice President-
                         Administration of The Franklin Life Insurance Company since February 1995. Senior Vice President-
                         Administration of American General Corporation (October
                         1994-February 1995). Senior Vice President for American
                         General Life Insurance Company (September 1986-October
                         1994).

Thomas M. Zurek          General Counsel of USL since December 1998. Secretary
                         of USL since June 1999 and Executive Vice President since September 1999. In February 1998 named as Senior
                         Vice President and Deputy General Counsel of American
                         General Corporation. Attorney Shareholder with
                         Nyemaster, Goode, Voigts, West, Hansell & O'Brien, Des
                         Moines, Iowa (June 1992 - February 1998).

Wayne A. Barnard         Senior Vice President of USL since September 1998.
                         Senior Vice President of American General Life
                         Insurance Company since November 1997 and Vice
                         President since February, 1991.

Robert M. Beuerlein      Senior Vice President and Chief Actuary of USL since
                         September 1999. Senior Vice President and Chief Actuary of American General Life Insurance Company since
                         September 1999. Previously held position of Vice
                         President of American General Life Insurance Company since December 1998. Director, Senior Vice President and Chief Actuary of The Franklin Life Insurance
                         Company, Springfield, Illinois (January 1991 - June
                         1999).

Don L. Bolen             Senior Vice President - Dallas Service Center of USL
                         since June 1999. Vice President of USL from 1990.

Felix C. Curcuru         Senior Vice President of USL since 1967.

Ross D. Friend           Senior Vice President and Chief Compliance Officer of
                         USL since November 1998. In July 1998 named as Senior
                         Vice President and Chief Compliance Officer of American
                         General Life Insurance Company. Senior Vice President and General Counsel of The Franklin Life Insurance
                         Company, Springfield, Illinois (August 1996 - July
                         1998). Attorney-in-Charge for The Prudential Insurance
                         Company, Jacksonville, Florida (July 1995 - August
                         1996). Chief Legal Officer for Confederation Life
                         Insurance, Atlanta, Georgia (1982 - June 1995).

William F. Guterding     Senior Vice President and Chief Underwriting Officer of
                         USL since October of 1991.

Kevin Harty              Senior Vice President and Chief Agency Officer of USL
                         since January 1995. Vice President of Sales for
                         Security Mutual Life Insurance Company, Binghamton, New
                         York. (January 1989 - December 1994).

Robert F. Herbert, Jr.   Senior Vice President of USL since September 1998 and a
                         Director of USL since June 1997. Director, Senior Vice
                         President and Treasurer of American General Life
                         Insurance Company since May 1996, and Controller and
                         Actuary from June 1988 to May 1996.

William J. Leary         Senior Vice President - Sales and Marketing of USL
                         since June 1999. Vice President of Aetna U.S.
                         Healthcare, Hartford, Connecticut (1995 -1999). Vice
                         President of Healthnetwork, Oakbrook, Illinois (1994 -
                         1995).

Simon J. Leech           Senior Vice President, Houston Service Center of USL
                         since September 1998. In July 1997 named as Senior Vice
                         President-Houston Service

                         Center for American General Life Insurance Company. Various positions with American General Life Insurance Company since 1981, including Director of Policy Owners' Service Department in 1993, and Vice President-Policy Administration in 1995.

Randy J. Marash          Senior Vice President and Actuary of USL since July
                         1991.

Robert Stuchiner         Senior Vice President - Marketing of USL since
                         September 1998. Chief Marketing Office of TowerMark
                         Brokerage Services, Inc., New York, New York (September
                         1990 - September 1998).

R. Stephen Watson        Senior Vice President and Chief Administrative Officer
                         of USL since 1997 and a Director of USL since August
                         1997. Vice President and Chief Administrative Officer of American General Life Insurance Company of New York,
                         Syracuse, New York (1995 - 1997). Director of Insurance
                         Administration, American General Finance, Evansville,
                         Indiana (1991 -1995).

William A. Bacas         Director of USL since June 1997. Partner with Bacas &
                         Krogmann, Attorneys at Law, Glens Falls, NY since 1972.

James P. Corcoran        Director of USL since September 1999. Partner with
                         Cadwalader, Wickersham & Taft, New York, New York
                         (1995 - 1998). Partner with Donovan, Leisure, Newton &
                         Irvine, New York, New York (1992- 1995).

John R. Corcoran         Director of USL since June 1997. Currently retired.
                         Various positions, including Vice President of Sales, for Mutual Life of New York, New York, New York (1956 -
                         1996).

Patricia O. Ewers        Director of USL since June 1997.   President of Pace
                         University, New York, New York since 1990.

Thomas H. Fox            Director of USL since June 1997. Director of American
                         General Life Insurance Company since 1995 and Director of Swiss Re America Holding Corporation, New York, New
                         York since 1992.

William J. O'Hara, Jr.   Director of USL since June 1997. Chief Executive
                         Officer of A J Tech, Vista, California since 1997.
                         President of William J. O'Hara, New York, New York
                         (1992 - 1996).

George B. Trotta         Director of USL since June 1997. Currently retired.
                         Senior Vice President of Metropolitan Life Insurance
                         Company, New York, New York (1982- 1995).

    The principal business address of each officer listed above is our Home Office; except that the street number for Messrs. Fravel, LaGrasse, Martin, Reddick, Britton and Zurek is 2929 Allen Parkway, the street number for Mr. Friend is 2727 Allen Parkway, the street address for Messrs. Herbert, Barnard, Mistretta, Murphy, Beuerlein and Leech is 2727-A Allen Parkway, the street address for Messrs. Keeler, Curcuru, Leary and Marash is 3600 Rt. 66, Neptune, New Jersey and the street address for Mr. Bolen is 6363 Forest Park Road, Dallas, Texas 75235.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:

                                                   Position and Offices
                                                     with Underwriter,
Name and Principal                                   American General
Business Address                                  Securities Incorporated
-----------------                                 -----------------------

F. Paul Kovach, Jr.                               Director and Chairman,
American General Securities Incorporated          President and Chief Executive
2727 Allen Parkway                                Officer
Houston, TX 77019

Rodney O. Martin, Jr.                             Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Donald W. Britton                                 Director
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                               Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Michael M. Nicholson                              Director
Franklin Life Insurance Company
#1 Franklin Square
Springfield, IL 62713-0001

John A. Kalbaugh                                  Vice President -
American General Life Companies                   Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                                    Vice President -
American General Securities Incorporated          Administration and Compliance,
2727 Allen Parkway                                Treasurer and Secretary
Houston, TX  77019

Julie A. Cotton                                   Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.                            Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                                   Assistant Associate Tax
2727-A Allen Parkway                              Officer
Houston, TX 77019

Legal Matters

     We are not involved in any legal proceedings that would be considered material with respect to a Policy owner's interest in Separate Account USL VL-R. Pauletta P. Cohn, Esquire, Associate General Counsel of American General Life Companies, an affiliate of USL, has opined as to the validity of the Policies.

Independent Auditors

     The financial statements of USL for the years 1996, 1997 and 1998 have been audited by Ernst & Young LLP, independent auditors and the interim financial statements as of June 30, 1999 for USL have been reviewed by Ernst & Young LLP, as set forth in their reports appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at 99 Wood Avenue South, P.O. Box 751, Iselin, NJ 08830-0471.

Actuarial Expert

     Actuarial matters have been examined by Robert M. Beuerlein, who is Senior Vice President and Chief Actuary of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

Service Agreements

     American General Life Companies ("AGLC") is party to an existing general services agreement with USL. AGLC, an affiliate of American General Life Insurance Company, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to USL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for USL and the Platinum Investor Policies.

     We have entered into administrative services agreements with the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will USL deduct from my investment in a Policy?"

Certain Potential Conflicts

     The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with USL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our Policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

Year 2000 Considerations

Internal Systems.  Our ultimate parent, American General Corporation ("AGC"),
----------------
has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts have been performed by its key business units with centralized oversight. Each business unit, including USL, has executed a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans varied, the plans included the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations. As of June 30, 1999, these activities had been substantially completed, making our critical systems Year 2000 ready. We will continue to test our systems throughout 1999 to maintain Year 2000 readiness. In addition, we currently are developing plans for the century transition, which will restrict systems modifications from November 1999 through January 2000, create rapid response teams to address problems, and limit vacations for key technical personnel.

Third Party Relationships.  We have relationships with various third parties who
-------------------------
must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) us and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over such parties' Year 2000 readiness.

We assessed and mitigated the risks associated with the potential failure of third parties to achieve Year 2000 readiness. Our activities included the following: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of June 30, 1999, these activities have been substantially completed. Where necessary, critical third party dependencies have been included in our contingency plans. Due to the various stages of Year 2000 readiness for these critical third-party dependencies, the company's testing activities related to critical third parties will extend throughout 1999.

Contingency Plans.  We have undertaken contingency planning to reduce the risk
-----------------
of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, included the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for critical processes that rank high in consequence and probability of failure; and (4) complete the applicable contingency plans. As of June 30, 1999, these activities have been substantially completed. The contingency plans will continue to be tested and updated throughout 1999.

Risks and Uncertainties.  Based on the Year 2000 readiness of internal systems,
-----------------------
century transition plans, plans to deal with third party relationships, and contingency plans, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on our future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and we are not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to our failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforseen circumstances in completing our plans, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

Costs. Through June 30, 1999, we have incurred, and anticipate that we will
-----
continue to incur, costs relative to achieving and maintaining Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with our normal accounting policies. None of the costs associated with Year 2000 readiness are passed to Divisions of the Separate Account.

                              FINANCIAL STATEMENTS

     The financial statements of USL contained in this prospectus should be considered to bear only upon the ability of USL to meet its obligations under Platinum Investor Policies. They should not be considered as bearing upon the investment experience of Separate Account USL VL-R. No financial statements of Separate Account USL VL-R are included because, at the date of this prospectus, Separate Account USL VL-R had not yet commenced operations and had no assets or liabilities.


Financial Statements of                                             Page to
The United States Life Insurance Company                            See in this
in the City of New York                                             Prospectus
                                                                    ----------

Report of Ernst & Young LLP, Independent Auditors                        Q-1

Unaudited Balance Sheets as of six months ended June 30, 1999            Q-2

Unaudited Income Statement  as of six months ended June 30, 1999         Q-4

Unaudited Statements of Comprehensive Income as of
  six months ended June 30, 1999                                         Q-5

Unaudited Statements of Shareholder's Equity as of
  six months ended June 30, 1999                                         Q-6

Unaudited Statements of Cash Flow as of
  six months ended June 30, 1999                                         Q-7

Notes to Financial Statements                                            Q-8

Report of Ernst & Young LLP, Independent Auditors                        F-3

Balance Sheets as of December 31, 1998 and 1997                          F-4

Income Statements for the years ended
December 31, 1998, 1997 and 1996                                         F-6

Statements of Comprehensive Income for
the years ended December 31, 1998, 1997 and 1996                         F-7

Statements of Shareholder's Equity for the years
ended December 31, 1998, 1997 and 1996                                   F-8

Statements of Cash Flows for the years ended
December 31, 1998, 1997 and 1996                                         F-9

Notes to Financial Statements                                           F-10

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
The United States Life Insurance Company in the City of New York

We have reviewed the accompanying balance sheet of The United States Life Insurance Company in the City of New York as of June 30, 1999, and the related statements of income and cash flows for the six-month periods ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheets of The United States Life Insurance Company in the City of New York as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1998, and in our report dated April 23, 1999, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


August 5, 1999                                           /s/ ERNST & YOUNG LLP
                                                         ---------------------
                                                         ERNST & YOUNG LLP

        The United States Life Insurance Company in the City of New York

                            Unaudited Balance Sheets

                                                       JUNE 30       DECEMBER 31
                                                        1999            1998
                                                 --------------------------------
                                                             (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost  $1,796,713 in 1999 and              $1,835,225      $2,047,519
  $1,897,758 in 1998)

 Equity securities, at fair value (cost  $568 in
  1999 and $568 in 1998)                                      581             584

 Mortgage loans on real estate                            100,173          84,387
 Policy loans                                              84,036          84,412
 Investment real estate                                     3,955           6,101
 Other long-term investments                               13,045           1,385
 Short-term investments                                   130,126           3,005
                                                 --------------------------------
Total investments                                       2,167,141       2,227,393

Cash                                                       56,964           5,045
Indebtedness from affiliates                                2,126           6,832
Accrued investment income                                  36,486          37,227
Accounts and premiums receivable                          120,522         231,863
Reinsurance recoverable                                   712,714         620,661
Deferred policy acquisition costs                         135,250          98,552
Property and equipment                                      4,314           4,318
Other assets                                               20,227          12,886
                                                 --------------------------------
Total assets                                           $3,255,744      $3,244,777
                                                 ================================

        The United States Life Insurance Company in the City of New York

                            Unaudited Balance Sheets

                                                        JUNE 30         DECEMBER 31
                                                         1999              1998
                                                 -----------------------------------
                                                             (In Thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits
      Life and Annuity                                  $1,702,228        $1,729,001
      Accident & Health                                    508,812           407,942
 Other policy claims and benefits payable                  115,789           116,912
 Other policyholders' funds                                109,864           108,159
 Federal income taxes                                      (24,105)           (6,614)
 Indebtedness to affiliates                                 46,002             1,848
 Ceded reinsurance payable                                 242,287           245,576
 Other liabilities                                          93,281           118,339
                                                 -----------------------------------
Total liabilities                                        2,794,158         2,721,163
                                                 -----------------------------------


Shareholder's equity:
 Common stock, $2 par value, 1,980,658 shares
  authorized, issued, and outstanding                        3,961             3,961

 Additional paid-in capital                                  8,361             8,361
 Accumulated other comprehensive income                     11,712            53,394
 Retained earnings                                         437,552           457,898
                                                 -----------------------------------
Total shareholder's equity                                 461,586           523,614
                                                 -----------------------------------
Total liabilities and shareholder's equity              $3,255,744        $3,244,777
                                                 ===================================

        The United States Life Insurance Company in the City of New York

                         Unaudited Statements of Income

                                             SIX MONTHS ENDED JUNE 30
                                              1999               1998
                                     --------------------------------------
                                                  (In Thousands)
Revenues:
 Premiums and other considerations               $ 97,459          $346,534
 Net investment income                             84,923            95,237
 Net realized investment gains                      6,716                72
  (losses)
 Other                                              3,222             2,500
                                     --------------------------------------
Total revenues                                    192,320           444,343
                                     --------------------------------------


Benefits and expenses:
 Benefits                                          94,222           290,500
 Operating costs and expenses                      52,636           120,382
                                     --------------------------------------
Total benefits and expenses                       146,858           410,882
                                     --------------------------------------
Income before income tax expense                   45,462            33,461

Income tax expense                                 15,808            10,988
                                     --------------------------------------
Net income                                       $ 29,654          $ 22,473
                                     ======================================

        The United States Life Insurance Company in the City of New York

                  Unaudited Statements of Comprehensive Income

                                                 SIX MONTHS ENDED JUNE 30
                                                  1999               1998
                                         -------------------------------------
                                                      (In Thousands)
Net income                                   $ 29,654                 $ 22,473
                                         -------------------------------------

Other comprehensive income:
 Gross change in unrealized (losses)
  gains on securities (pretax: 1999:
  $(66,791); 1998: $(1,019))                  (43,414)                    (662)


 Less: gains (losses) realized in net           1,732                      (19)
  income
                                         -------------------------------------
 Change in net unrealized (losses) gains
  on securities (pretax: 1999:
  $(64,127); 1998: $(1,048))                  (41,682)                    (681)

                                         -------------------------------------
Comprehensive (loss) income                  $ (12,028)               $ 21,792
                                         =====================================

        The United States Life Insurance Company in the City of New York

                  Unaudited Statements of Shareholder's Equity

                                                JUNE 30         DECEMBER 31
                                                 1999              1998
                                         -----------------------------------
                                                     (In Thousands)
Common stock:
 Balance at beginning of year                     $  3,961          $  3,961
 Change during period                                    -                 -
                                         -----------------------------------
Balance at end of period                             3,961             3,961
                                         -----------------------------------


Additional paid-in capital:
 Balance at beginning of year                        8,361             8,361
 Change during period                                    -                 -
                                         -----------------------------------
Balance at end of period                             8,361             8,361
                                         -----------------------------------


Accumulated other comprehensive income:
 Balance at beginning of year                       53,394            53,830
 Change in unrealized gains (losses) on
  securities                                       (41,682)             (436)
                                         -----------------------------------
Balance at end of period                            11,712            53,394
                                         -----------------------------------


Retained earnings:
 Balance at beginning of year                      457,898           483,349
 Net income (loss)                                  29,654           (25,451)
 Dividends paid                                    (50,000)                -
                                         -----------------------------------
Balance at end of period                           437,552           457,898
                                         -----------------------------------
Total shareholder's equity                        $461,586          $523,614
                                         ===================================

        The United States Life Insurance Company in the City of New York

                       Unaudited Statements of Cash Flows

                                                                    SIX MONTHS ENDED JUNE 30
                                                                  1999                   1998
                                                        --------------------------------------------
                                                                        (In Thousands)
OPERATING ACTIVITIES
Net income                                                        $    29,654            $    22,473
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
   Change in accounts and premiums receivable                         111,522                     34
   Change in future policy benefits                                    80,408                (26,950)
   Amortization of policy acquisition costs                            22,240                 33,248
   Policy acquisition costs deferred                                  (15,789)               (33,132)
   Change in other policyholders' funds                                 5,086                 10,961
   Provision for deferred income tax expense                            6,062                 (1,231)
   Depreciation                                                           723                    698
   Amortization                                                        (1,046)                  (854)
   Change in indebtedness to/from affiliates                            4,760                 (5,593)
   Change in reinsurance balances                                     (95,342)                (1,946)
   Net (gain) loss on sale of investments                              (6,091)                   (72)
   Other, net                                                         (33,919)                14,277
                                                        --------------------------------------------
Net cash (used in) provided by operating activities                   108,268                 11,913
                                                        --------------------------------------------


INVESTING ACTIVITIES
Purchases of investments and loans made                            (1,283,540)            (1,225,746)
Sales or maturities of investments and receipts from
 repayment of loans                                                 1,240,121              1,262,163

Sales and purchases of property, equipment, and
 software, net                                                           (719)                (1,135)
                                                        --------------------------------------------
Net cash (used in) provided by investing activities                   (44,138)                35,282
                                                        --------------------------------------------


FINANCING ACTIVITIES
Policyholder account deposits                                          67,767                 67,535
Policyholder account withdrawals                                      (74,078)              (153,635)
Dividends paid                                                        (50,000)                     -
Short-term collateralized financings                                        -                 47,338
Affiliate borrowings                                                   44,100                      -
                                                        --------------------------------------------
Net cash provided by (used in) financing activities                   (12,211)               (38,762)
                                                        --------------------------------------------


(Decrease) increase in cash                                            51,919                  8,433
Cash at beginning of period                                             5,045                  4,834
                                                        --------------------------------------------
Cash at end of period                                             $    56,964            $    13,267
                                                        ============================================

Interest paid amounted to approximately $167 thousand and $7 thousand for the six months ended June 30, 1999 and 1998 respectively.

        The United States Life Insurance Company in the City of New York

                         Notes to Financial Statements

                                 June 30, 1999

BASIS OF PRESENTATION

The financial statements for the interim periods herein are unaudited. However, they have been prepared in accordance with generally accepted accounting principles for interim financial information and in the opinion of management, such information reflects all adjustments considered necessary for a fair presentation. Operating results for the interim period are not necessarily indicative of the results to be expected for the full year.

These financial statements should be read in conjunction with the audited financial statements and notes of the Company for the year ended December 31, 1998.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to current year presentation.

                              FINANCIAL STATEMENTS

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

        The United States Life Insurance Company in the City of New York

                              Financial Statements

                 Years ended December 31, 1998, 1997, and 1996

                                    CONTENTS

Report of Independent Auditors.......    F-3

Audited Financial Statements

Balance Sheets.......................    F-4
Statements of Income.................    F-6
Statements of Comprehensive Income...    F-7
Statements of Shareholder's Equity...    F-8
Statements of Cash Flows.............    F-9
Notes to Financial Statements........   F-10

[ERNST & YOUNG LLP LOGO]  . 787 Seventh Avenue         .    Phone: 212 773 3000
                            New York, New York 10019



                         Report of Independent Auditors

Board of Directors and Stockholder
The United States Life Insurance Company in the City of New York

We have audited the accompanying balance sheets of The United States Life Insurance Company in the City of New York (an indirectly wholly owned subsidiary of American General Corporation) as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG LLP
New York, New York                                        ---------------------
April 23, 1999                                                ERNST & YOUNG LLP



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                            DECEMBER 31
                                                        1998           1997
                                                 ------------------------------
                                                          (In Thousands)

ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $1,897,758 in 1998 and
  $2,215,928 in 1997)                                 $2,047,519     $2,352,376
 Equity securities, at fair value (cost - $568 in
  1998 and $568 in 1997)                                     584            578
 Mortgage loans on real estate                            84,387         60,565
 Policy loans                                             84,412         87,726
 Investment real estate                                    6,101          7,731
 Other long-term investments                               1,385            971
 Short-term investments                                    3,005         55,908
                                                 ------------------------------
Total investments                                      2,227,393      2,565,855

Cash                                                       5,045          4,834
Indebtedness from affiliates                               6,832          1,711
Accrued investment income                                 37,227         44,050
Accounts and premiums receivable                         231,863         64,717
Reinsurance recoverable                                  620,661         58,479
Deferred policy acquisition costs                         98,552        185,243
Property and equipment                                     4,318          1,971
Other assets                                              12,886          9,702
                                                 ------------------------------
Total assets                                          $3,244,777     $2,936,562
                                                 ==============================



See accompanying notes.

                                                            December 31
                                                        1998            1997
                                                 -------------------------------
                                                           (In Thousands)

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits
      Life and Annuity                                $1,729,001      $1,876,294
      Accident & Health                                  407,942         186,879
 Other policy claims and benefits payable                116,912         115,712
 Other policyholders' funds                              109,130          86,400
 Federal income taxes                                     (7,585)         32,457
 Indebtedness to affiliates                                1,848           4,746
 Ceded reinsurance payable                               245,576           5,127
 Other liabilities                                       118,339          79,446
                                                 -------------------------------
Total liabilities                                      2,721,163       2,387,061
                                                 -------------------------------


Shareholder's equity:
 Common stock, $2 par value, 1,980,658 shares
  authorized, issued, and outstanding                      3,961           3,961
 Additional paid-in capital                                8,361           8,361
 Accumulated other comprehensive income                   53,394          53,830
 Retained earnings                                       457,898         483,349
                                                 -------------------------------
Total shareholder's equity                               523,614         549,501
                                                 -------------------------------
Total liabilities and shareholder's equity            $3,244,777      $2,936,562
                                                 ===============================



See accompanying notes.

        The United States Life Insurance Company in the City of New York

                              Statements of Income

                                                   YEAR ENDED DECEMBER 31
                                            1998            1997            1996
                                     -----------------------------------------------
                                                       (In Thousands)

Revenues:
 Premiums and other considerations          $594,155        $666,173        $609,582
 Net investment income                       185,838         189,262         195,687
 Net realized investment (losses)
  gains                                       (3,951)         (3,116)          3,836
 Other                                         4,901          26,576           8,355
                                     -----------------------------------------------
Total revenues                               780,943         878,895         817,460
                                     -----------------------------------------------

Benefits and expenses:
 Benefits                                    514,020         594,021         559,396
 Operating costs and expenses                221,115         212,977         225,291
 Loss on reinsurance settlements              59,878               -               -
 Litigation settlement                        30,689               -               -
 Change in control costs                           -           6,955               -
                                     -----------------------------------------------
Total benefits and expenses                  825,702         813,953         784,687
                                     -----------------------------------------------
(Loss) income before income tax
 (benefit) expense                           (44,759)         64,942          32,773

Income tax (benefit) expense                 (19,308)         22,700          10,943
                                     -----------------------------------------------
Net (loss) income                           $(25,451)       $ 42,242        $ 21,830
                                     ===============================================



See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Comprehensive Income

                                                   YEAR ENDED DECEMBER 31
                                            1998            1997           1996
                                     ----------------------------------------------
                                                      (In Thousands)

Net (loss) income                           $(25,451)        $42,242       $ 21,830
                                     ----------------------------------------------
Other comprehensive (loss) income:
 Gross change in unrealized (losses)
  gains on securities (pretax: 1998:
  $(4,920); 1997: $46,905; 1996:
  ($73,462))                                  (3,198)         30,488        (47,750)
 Less: (losses) gains realized in
  net income                                  (2,762)          2,060          1,812
                                     ----------------------------------------------
 Change in net unrealized (losses)
  gains on securities (pretax: 1998:
  $(671); 1997: $43,735; 1996:
  ($76,249)                                     (436)         28,428        (49,562)
                                     ----------------------------------------------
Comprehensive (loss) income                 $(25,887)        $70,670       $(27,732)
                                     ==============================================



See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Shareholder's Equity

                                                   YEAR ENDED DECEMBER 31
                                             1998            1997           1996
                                     -----------------------------------------------
                                                       (In Thousands)
Common stock:
 Balance at beginning of year             $     3,961        $  3,961       $  3,961
 Change during year                                 -               -              -
                                     -----------------------------------------------
Balance at end of year                          3,961           3,961          3,961
                                     -----------------------------------------------

Additional paid-in capital:
 Balance at beginning of year                   8,361           8,361          8,361
 Change during year                                 -               -              -
                                     -----------------------------------------------
Balance at end of year                          8,361           8,361          8,361
                                     -----------------------------------------------

Accumulated other comprehensive
 income:
 Balance at beginning of year                  53,830          25,402         74,964
 Change in unrealized (losses) gains
  on securities                                  (436)         28,428        (49,562)
                                     -----------------------------------------------
Balance at end of year                         53,394          53,830         25,402
                                     -----------------------------------------------

Retained earnings:
 Balance at beginning of year                 483,349         441,107        419,277
 Net (loss) income                            (25,451)         42,242         21,830
                                     -----------------------------------------------
Balance at end of year                        457,898         483,349        441,107
                                     -----------------------------------------------
Total shareholder's equity                $   523,614        $549,501       $478,831
                                     ===============================================



See accompanying notes.

        The United States Life Insurance Company in the City of New York

                            Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                           1998                   1997                   1996
                                                --------------------------------------------------------------------
                                                                            (In Thousands)
OPERATING ACTIVITIES
Net (loss) income                                          $   (25,451)           $    42,242            $    21,830
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
   Change in accounts and premiums receivable                 (167,146)                (6,977)                (7,385)
   Change in future policy benefits                            174,629                 82,006                 64,811
   Amortization of policy acquisition costs                     66,331                 58,583                 85,536
   Policy acquisition costs deferred                           (62,766)               (62,651)               (63,041)
   Change in other policyholders' funds                         22,573                 21,783                 11,452
   Provision for deferred income tax expense                   (45,403)                  (995)                 1,992
   Depreciation                                                  1,327                  1,100                  1,024
   Amortization                                                 (1,734)                (2,360)                (2,306)
   Change in indebtedness to/from affiliates                    (8,019)                 3,415                    732
   Change in reinsurance balances                             (321,733)                (9,492)                (8,537)
   Net (gain) loss on sale of investments                        3,951                  3,116                 (3,836)
   Other, net                                                  118,537                 39,806                 26,497
                                                --------------------------------------------------------------------
Net cash (used in) provided by operating
 activities                                                   (244,904)               169,576                128,769
                                                --------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of investments and loans made                     (2,833,731)            (2,407,890)            (1,246,498)
Sales or maturities of investments and receipts
 from repayment of loans                                     3,183,379              2,507,408              1,280,163
Sales and purchases of property, equipment, and
 software, net                                                  (3,674)                   274                 (1,861)
                                                --------------------------------------------------------------------
Net cash provided by investing activities                      345,974                 99,792                 31,804
                                                --------------------------------------------------------------------

FINANCING ACTIVITIES
Policyholder account deposits                                  131,386                135,668                133,763
Policyholder account withdrawals                              (232,245)              (407,383)              (307,065)
                                                --------------------------------------------------------------------
Net cash (used in) financing activities                       (100,859)              (271,715)              (173,302)
                                                --------------------------------------------------------------------

Increase (decrease) in cash                                        211                 (2,347)               (12,729)
Cash at beginning of year                                        4,834                  7,181                 19,910
                                                --------------------------------------------------------------------
Cash at end of year                                        $     5,045            $     4,834            $     7,181
                                                ====================================================================

Interest paid amounted to approximately $5.3 million in 1998. There was no interest paid in 1997 or 1996.

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                         Notes to Financial Statements

                               December 31, 1998

NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (the "Company") is domiciled in the State of New York. The Company is a wholly owned subsidiary of USLIFE Corporation. Through the acquisition of USLIFE Corporation by American General Corporation (the "Parent Company") on June 17, 1997, American General Corporation became the ultimate parent of the Company.

The Company offers a broad portfolio of individual life and annuity products as well as group and credit insurance.

The individual life line of business includes universal life, level term, whole life and interest sensitive whole life as well as annuities. These individual and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for preferred international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations. The Company also offers managed care medical products to small employers in four states (New York, New Jersey, Colorado and Illinois).

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

1.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.2 INSURANCE CONTRACTS (CONTINUED)

contracts generally require the performance of various functions and services over a period of more than one year.

Short-duration contracts include group major medical, dental, term life, AD&D, excess major medical, hospital indemnity and long-term and short-term disability policies. Short-term contracts generally require the performance of various functions and services over a period of one year or less.

The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.3 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.3 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are reported at unpaid principal balance.

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.4 DEFERRED POLICY ACQUISITION COSTS ("DPAC")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

DPAC associated with interest-sensitive life contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC associated with insurance investment contracts is effectively charged off over the period ending one year beyond the surrender charge period. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, future lapse

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.4 DEFERRED POLICY ACQUISITION COSTS ("DPAC") (CONTINUED)

rates, expected mortality/morbidity, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.5 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.4). For all other contracts, premiums are recognized when due.

1.6 POLICY AND CONTRACT CLAIMS RESERVES

The Company's insurance and annuity liabilities relate to both long-duration and short-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For long-duration contracts such as interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other long-duration contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.2% to 11.25% at December 31, 1998.

Short-duration contracts are rated based on attained age and are guaranteed issue and thus not subject to the normal wear-off mortality/morbidity patterns. No policy reserves other than unearned premium reserves are held. The unearned premium reserve is based on gross premium and is calculated on a pro rata basis.

Incurred but not reported claim reserves are based upon patterns demonstrated through run-out studies. Reserves for open long-term disability claims are based on the 1964 and 1985 Commissioner Disability Tables, modified for company experience. The interest assumption is 6%.

1.7 REINSURANCE

The Company limits its exposure to loss on any single insured to $1.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the

        The United States Life Insurance Company in the City of New York

1. ACCOUNTING POLICIES (CONTINUED)

1.7 REINSURANCE (CONTINUED)

event that the reinsurers do not meet their obligations.

A recoverable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance recoverables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.8 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 36.7%, 33.2%, and 24.3% of individual life insurance in force at December 31, 1998, 1997 and 1996 respectively.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $2.4 million, $2.6 million and $2.8 million in 1998, 1997 and 1996 respectively.

1.9 INCOME TAXES

The Company was acquired by American General Corporation on June 17, 1997. Following the acquisition, the Company will file a separate life company federal income tax return for five years.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in accumulated other comprehensive income in shareholder's equity.

        The United States Life Insurance Company in the City of New York

1.10 CHANGES IN ACCOUNTING AND REPORTING STANDARDS

During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's results of operations or financial position.

Effective January 1, 1998, the Company adopted SFAS 132, Employers' Disclosures about Pension and Other Postretirement Benefits, which revised disclosure requirements for employers' pension and other retiree benefits. SFAS 132 did not change the measurement or recognition of pension or other postretirement benefit plans. The Company has restated disclosures for earlier years presented, as required under SFAS 132.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations or financial position.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                            1998           1997           1996
                                     ---------------------------------------------
                                                      (In Thousands)
Investment income:
 Fixed maturities                           $176,449       $176,714       $183,290
 Equity securities                                49             49             49
 Mortgage loans on real estate                 5,766          7,277          7,644
 Investment real estate                        1,556          1,365          1,530
 Policy loans                                  5,521          5,683          5,649
 Other long-term investments                     310            652          1,691
 Short-term investments                        2,742          1,280          1,164
 Investment income from affiliates                57              -              -
                                     ---------------------------------------------
Gross investment income                      192,450        193,020        201,017
Investment expenses                            6,612          3,758          5,330
                                     ---------------------------------------------
Net investment income                       $185,838       $189,262       $195,687
                                     =============================================


2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                             1998            1997            1996
                                     ------------------------------------------------
                                                        (In Thousands)
Fixed maturities:
 Gross gains                                  $ 2,860         $ 6,704        $ 15,241
 Gross losses                                  (7,111)         (3,534)        (12,230)
                                     ------------------------------------------------
Total fixed maturities                         (4,251)          3,170           3,011
Equity securities                                   -               -            (259)
Other investments                                 300          (6,286)          1,084
                                     ------------------------------------------------
Net realized investment gains
 (losses) before tax                           (3,951)         (3,116)          3,836
Income tax expense (benefit)                   (1,383)         (1,090)          1,344
                                     ------------------------------------------------
Net realized investment gains
 (losses) after tax                           $(2,568)        $(2,026)       $  2,492
                                     ================================================

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.3). Amortized cost and fair value at December 31, 1998 and 1997 were as follows:

                                                 GROSS           GROSS
                                AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST           GAIN           LOSS           VALUE
                            -------------------------------------------------------------
                                                     (In Thousands)

DECEMBER 31, 1998
Fixed maturity securities:
 Corporate securities:
   Investment-grade              $1,626,339       $131,810        $(1,684)     $1,756,465
   Below investment-grade           112,767          3,415         (1,173)        115,009
 Mortgage-backed securities*         50,036            912              -          50,948
 U.S. government obligations         19,968          4,238              -          24,206
 Foreign governments                 79,794         11,944              -          91,738
 State and political
  subdivisions                        6,469            139              -           6,608
 Redeemable preferred stocks          2,385            160              -           2,545
                            -------------------------------------------------------------
Total fixed maturity
 securities                      $1,897,758       $152,618        $(2,857)     $2,047,519
                            =============================================================
Equity securities                $      568       $     25        $    (9)     $      584
                            =============================================================

*Primarily include pass-through securities guaranteed by the U.S. government and government agencies.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                   GROSS            GROSS
                                 AMORTIZED      UNREALIZED        UNREALIZED         FAIR
                                   COST            GAIN              LOSS           VALUE
                            -----------------------------------------------------------------
                                                       (In Thousands)
DECEMBER 31, 1997
Fixed maturity securities:
 Corporate securities:
   Investment-grade               $1,969,450        $118,880          $(1,019)     $2,087,311
   Below investment-grade            113,181           2,745             (426)        115,500
 Mortgage-backed securities*           3,725             459                -           4,184
 U.S. government obligations          20,916           3,001              (24)         23,893
 Foreign governments                  96,162          12,254                -         108,416
 State and political
  subdivisions                         9,992             293               (1)         10,284
 Redeemable preferred stock            2,502             286                -           2,788
                            -----------------------------------------------------------------
Total fixed maturity
 securities                       $2,215,928        $137,918          $(1,470)     $2,352,376
                            =================================================================
Equity securities                 $      568        $     22          $   (12)     $      578
                            =================================================================

*Primarily include pass-through securities guaranteed by the U.S. government and government agencies.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                        1998            1997
                                                 -------------------------------
                                                           (In Thousands)
Gross unrealized gains                                  $152,643        $137,940
Gross unrealized losses                                   (2,866)         (1,482)
DPAC and other fair value adjustments                    (67,632)        (53,643)
Deferred federal income taxes                            (28,751)        (28,985)
                                                 -------------------------------
Net unrealized gains on securities                      $ 53,394        $ 53,830
                                                 ===============================

The contractual maturities of fixed maturity securities at December 31, 1998 and 1997 were as follows:

                                      1998                          1997
                        ------------------------------------------------------------
                            AMORTIZED        MARKET       AMORTIZED        MARKET
                               COST          VALUE           COST          VALUE
                        ------------------------------------------------------------
                                 (In Thousands)                (In Thousands)
Fixed maturity
 securities, excluding
 mortgage-backed
 securities:
   Due in one year or
    less                     $  193,010     $  196,606     $   91,283     $   91,461
   Due after one year
    through five years          551,151        579,964        762,673        795,257
   Due after five years
    through ten years           357,288        382,038        521,239        542,858
   Due after ten years          746,273        837,963        837,008        918,616
Mortgage-backed
 securities                      50,036         50,948          3,725          4,184
                        ------------------------------------------------------------
Total fixed maturity
 securities                  $1,897,758     $2,047,519     $2,215,928     $2,352,376
                        ============================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $587.3 million, $576.2 million, and $404.5 million during 1998, 1997, and 1996, respectively.

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1998 and 1997:

                                      OUTSTANDING     PERCENT OF         PERCENT
                                        AMOUNT           TOTAL        NONPERFORMING
                                  --------------------------------------------------
                                     (In Millions)
DECEMBER 31, 1998
Geographic distribution:
 South Atlantic                               $16            19.0%               -  %
 Pacific                                        7             8.3               27.6
 Mid-Atlantic                                  32            38.1                  -
 East North Central                            14            16.7                  -
 Mountain                                       3             3.6                  -
 West South Central                             5             6.0                  -
 East South Central                             -               -                  -
 West North Central                             1             1.2                  -
 New England                                   11            13.1                  -
Allowance for losses                           (5)           (6.0)                 -
                                  -------------------------------
Total                                         $84           100.0%               2.4%
                                  ===============================

Property type:
 Office                                       $39            46.4%               -  %
 Retail                                        28            33.3                6.5
 Industrial                                    16            19.0                  -
 Apartments                                     2             2.4                  -
 Other                                          4             4.9                  -
Allowance for losses                           (5)           (6.0)                 -
                                  -------------------------------
Total                                         $84           100.0%               2.4%
                                  ===============================

        The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                OUTSTANDING     PERCENT OF         PERCENT
                                   AMOUNT          TOTAL        NONPERFORMING
                                ---------------------------------------------
                                (In Millions)

DECEMBER 31, 1997
Geographic distribution:
 South Atlantic                     $ 2             3.3%                 -%
 Pacific                              2             3.3               95.5
 Mid-Atlantic                        39            65.0                  -
 East North Central                   9            15.0                  -
 Mountain                             4             6.7                  -
 West South Central                   3             5.0                  -
 East South Central                   -               -                  -
 West North Central                   1             1.7                  -
 New England                          5             8.3                  -
Allowance for losses                 (5)           (8.3)                 -
                                    -------------------
Total                               $60           100.0%               3.1%
                                    ===================

Property type:
 Office                             $15            25.0%                 -%
 Retail                              28            46.7                6.5
 Industrial                          15            25.0                  -
 Apartments                           2             3.3                  -
 Other                                5             8.3                  -
Allowance for losses                 (5)           (8.3)                 -
                                    -------------------
Total                               $60           100.0%               3.1%
                                    ===================

       The United States Life Insurance Company in the City of New York

2. INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                                December 31, 1998                                 December 31, 1997
                                   -----------------------------------------------------------------------------------------------
                                                                       CARRYING                                           CARRYING
                                       COST          FAIR VALUE         AMOUNT            COST          FAIR VALUE         AMOUNT
                                   -----------------------------------------------------------------------------------------------
                                                    (In Thousands)                                     (In Thousands)
Fixed maturities:
  Bonds:
   United States government and
    government agencies and
    authorities                    $   19,968       $   24,206       $   24,206       $   20,916       $   23,893       $   23,893
   States, municipalities, and
    political subdivisions              6,469            6,608            6,608            9,992           10,284           10,284
   Foreign governments                 79,794           91,738           91,738           96,162          108,416          108,416
   Public utilities                   320,947          345,320          345,320          392,640          411,186          411,186
   Mortgage-backed securities          50,036           50,948           50,948            3,725            4,184            4,184
   All other corporate bonds        1,418,159        1,526,154        1,526,154        1,689,991        1,791,625        1,791,625
 Redeemable preferred stocks            2,385            2,545            2,545            2,502            2,788            2,788
                                   -----------------------------------------------------------------------------------------------
Total fixed maturities              1,897,758        2,047,519        2,047,519        2,215,928        2,352,376        2,352,376

Equity securities:
     Nonredeemable preferred stocks       568              584              584              568              578              578
                                   -----------------------------------------------------------------------------------------------
Total fixed maturities and
 equity securities                  1,898,326       $2,048,103        2,048,103        2,216,496       $2,352,954        2,352,954
                                                    ==========                                         ==========
Mortgage loans on real estate*         84,387                            84,387           60,565                            60,565
Investment real estate                  6,101                             6,101            7,731                             7,731
Policy loans                           84,412                            84,412           87,726                            87,726
Other long-term investments             1,385                             1,385              971                               971
Short-term investments                  3,005                             3,005           55,908                            55,908
                                   ----------                        ---------------------------                        ----------
Total investments                  $2,077,616                        $2,227,393       $2,429,397                        $2,565,855
                                   ==========                        ===========================                        ==========

* Amount is net of allowance for losses of $5 million at both December 31, 1998 and 1997.

        The United States Life Insurance Company in the City of New York

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                          1998          1997          1996
                                     ---------------------------------------
                                                       (In Thousands)

Balance at January 1                    $185,243      $197,572      $199,268
 Capitalization                           62,766        62,651        63,041
 Amortization                            (66,331)      (58,583)      (85,536)
 Effect of unrealized gains (losses)
  on securities                          (13,832)      (15,656)       20,799
 Effect of realized gains (losses)           (85)         (741)            -
 Reinsurance transfer                    (69,209)            -             -
                                     ---------------------------------------
Balance at December 31                  $ 98,552      $185,243      $197,572
                                     =======================================

On January 29, 1996, USLIFE Corporation announced that the Company would discontinue new sales of traditional indemnity major medical products. Further, it would only offer major medical coverage through managed care plans in selected markets where it has both a significant presence and an appropriate managed care network in place, while continuing to provide full support and service to all existing indemnity customers regardless of location. Concurrently, USLIFE Corporation announced that it would carefully monitor persistency experience of its group insurance lines in order to determine whether financial statement adjustments would become necessary.

Recoverability of deferred policy acquisition costs depends on future revenues and gross profits from the business to which it relates. Evaluation of this asset, as well as the reserve for policy benefits, requires assumptions as to the amount and timing of these future revenues and gross profits. USLIFE Corporation's continuing study disclosed that persistency on this business deteriorated to a point that a revision in assumptions was necessary.

During the second quarter of 1996, the Company recorded a pre-tax charge of $49.6 million to recognize revised assumptions reflecting current experience on its traditional indemnity group major medical and related products, including group life insurance cases sold in tandem with these major medical policies. The charge includes a $37.2 million writedown of deferred policy acquisition costs on this block of business and a related adjustment of the reserve for policy benefits amounting to $12.4 million which is included in Benefits in the accompanying statements of income. The charge, on an after-tax basis, amounts to $32.3 million. The impact of this charge on 1996 pre-tax results of the group life and group health lines was $6.2 million and $43.4 million, respectively.

        The United States Life Insurance Company in the City of New York

4. OTHER ASSETS

Other assets consisted of the following:

                                                            DECEMBER 31
                                                        1998           1997
                                                      ----------------------
                                                           (In Thousands)

Prepaid expenses                                      $ 9,225         $7,384
Deferred systems costs                                  1,218              -
Supply inventory                                          826          1,298
Other                                                   1,617          1,020
                                                      ----------------------
Total other assets                                    $12,886         $9,702
                                                      ======================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                            DECEMBER 31
                                                        1998           1997
                                                      ----------------------
                                                           (In Thousands)

Current tax payable                                   $  6,208       $   613
Deferred tax liabilities, applicable to:
 Net income                                            (42,544)        2,859
 Net unrealized investment gains                        28,751        28,985
                                                      ----------------------
Total deferred tax liabilities                         (13,793)       31,844
                                                      ----------------------
Total current and deferred tax (assets) liabilities   $ (7,585)      $32,457
                                                      ======================

        The United States Life Insurance Company in the City of New York

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 Tax Liabilities (continued)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                        1998            1997
                                                 -------------------------------
                                                           (In Thousands)
Deferred tax liabilities applicable to:
 Deferred policy acquisition costs                     $  32,544      $ 40,279
 Basis differential of investments                        54,056        49,421
 Other                                                     8,619        26,940
                                                       -----------------------
Total deferred tax liabilities                            95,219       116,640

Deferred tax assets applicable to:
 Policy reserves                                         (56,269)      (69,968)
 Other                                                   (52,743)      (14,828)
                                                       -----------------------
Total deferred tax assets before valuation
 allowance                                              (109,012)      (84,796)
Valuation allowance                                            -             -
                                                       -----------------------
Total deferred tax assets, net of valuation
 allowance                                              (109,012)      (84,796)
                                                       -----------------------
Net deferred tax (assets) liabilities                  $ (13,793)     $ 31,844
                                                       =======================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $37.8 million at December 31, 1998 and 1997. At current corporate rates, the maximum amount of tax on such income is approximately $13.2 million. Deferred taxes on these accumulations are not required because no distributions are expected.

        The United States Life Insurance Company in the City of New York

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax (benefit) expense for the years were as follows:

                                            1998           1997         1996
                                          ------------------------------------
                                                       (In Thousands)

Current tax expense                       $ 26,095       $23,695       $ 8,951
Deferred tax (benefit) expense:
 Deferred policy acquisition cost            2,673           749        (5,314)
 Policy reserves                           (12,552)        3,160        (3,027)
 Basis differential of investments             132        (3,168)          595
 Litigation settlement                     (10,272)            -             -
 Reinsurance transaction                   (22,133)            -             -
 Other, net                                 (3,251)       (1,736)        9,738
                                          ------------------------------------
Total deferred tax (benefit) expense       (45,403)         (995)        1,992
                                          ------------------------------------
Income tax (benefit) expense              $(19,308)      $22,700       $10,943
                                          ====================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                            1998           1997         1996
                                          ------------------------------------
                                                       (In Thousands)
Income tax at statutory percentage
 of GAAP pretax income                    $(15,666)      $22,730       $11,471

Tax-exempt investment income                  (121)         (134)         (149)
Other                                       (3,521)          104          (379)
                                          ------------------------------------
Income tax (benefit) expense              $(19,308)      $22,700       $10,943
                                          ====================================

        The United States Life Insurance Company in the City of New York

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $20.5 million, $17.2 million, and $13.8 million in 1998, 1997, and 1996, respectively.

5.4 TAX RETURN EXAMINATIONS

The Internal Revenue Service ("IRS") has completed examinations of the Company's tax returns through 1991. The IRS is currently examining tax returns for 1992 through 1994. Although the final outcome of any issues raised in examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements.

6. TRANSACTIONS WITH AFFILIATES

American General Corporation and certain affiliated companies provide services to the Company, principally data processing, investment management, professional and administrative services. During 1998 and 1997 the Company incurred $25.3 million and $20.5 million, respectively, for these services. In addition, the Company provides services to certain affiliated companies. During 1998 and 1997 the Company was reimbursed $3.5 million and $6.1 million, respectively, for these services.

The Company periodically borrows funds from the Parent Company under an intercompany short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 1998, no amounts were outstanding under the borrowing agreement.

Affiliated accounts receivable were $6.8 million and $1.7 million in 1998 and 1997, respectively.

Following regulatory approval from the necessary authorities, the Company reinsured 49% of its credit life and credit accident and health business to American General Assurance Company, an affiliate, effective January 1, 1998. This transaction resulted in the cession of approximately 218,000 life policies representing $379.5 million of insurance in-force and approximately 41,000 A&H policies. Assets of approximately $10 million were transferred, which resulted in a pretax loss of approximately $4 million.

Following regulatory approval from the necessary authorities, the Company also reinsured 49% of its New York and 100% of its non-New York group life (excluding permanent policies), group accident and health, and individual accident and health business to American General Assurance Company effective October 1, 1998. This transaction resulted in the cession of approximately 21,000 life policies representing

        The United States Life Insurance Company in the City of New York

6.  TRANSACTIONS WITH AFFILIATES (CONTINUED)

$32.6 billion of insurance in-force and approximately 24,000 A&H policies. Assets of approximately $254 million were transferred. The Company received a $13 million ceding commission on this transaction, which resulted in a pretax loss of approximately $56 million.

The losses on these transactions resulted from the pricing of the business to yield a competitive market return.

Amounts recoverable of $400 million and amounts payable of $106 million, relating to this affiliated reinsurance, are included under the captions "Reinsurance recoverable" and "Ceded reinsurance payable" in the balance sheets at December 31, 1998.

7.  ACCIDENT AND HEALTH RESERVES

Activity in the liability for unpaid claims and claim adjustment expenses for the Company's accident and health coverage is summarized as follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                1998            1997          1996
                                                              ---------------------------------------
                                                                           (In Thousands)
Balance as of January 1, net of reinsurance recoverable       $ 85,974        $ 72,744       $ 55,450
                                                              ---------------------------------------
Reinsurance settlements (1)                                    (43,736)              -              -
                                                              ---------------------------------------
Add: Incurred losses (2)                                       179,158         263,015        278,413
                                                              ---------------------------------------
Deduct: Paid losses related to:
 Current year                                                   78,575          82,470         87,119
 Prior years                                                   123,039         167,315        174,000
                                                              ---------------------------------------
   Total paid losses                                           201,614         249,785        261,119
                                                              ---------------------------------------
Balance as of December 31, net of reinsurance recoverable       19,782          85,974         72,744

Reinsurance recoverable                                         45,419           1,413          1,094
                                                              ---------------------------------------
Balance as of December 31, gross of reinsurance recoverable   $ 65,201        $ 87,387       $ 73,838
                                                              =======================================

(1) See Note 6.

(2) Substantially all of the Company's incurred claims and claim adjustment expenses relate to the respective current year.

        The United States Life Insurance Company in the City of New York

7.  ACCIDENT AND HEALTH RESERVES (CONTINUED)

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled: claims reported subsequent to the date of the balance sheets which have been incurred during the period than ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

8.  BENEFIT PLANS

8.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 56% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $52 million.

The components of pension expense and underlying assumptions were as follows:

                                             1998          1997        1996
                                          -----------------------------------
                                                        (In Thousands)

Service cost (benefits earned)            $   193       $ 1,065       $ 2,031
Interest cost                               1,205         2,593         2,652
Expected return on plan assets             (1,714)       (3,331)       (2,421)
Amortization                                 (309)         (418)          (47)
                                          -----------------------------------
Pension (income) expense                  $  (625)      $   (91)      $ 2,215
                                          ===================================

Discount rate on benefit obligation          7.00%         7.25%         7.60%
Rate of increase in compensation             4.25%         4.00%         6.00%
 levels
Expected long-term rate of return on
 plan assets                                10.25%        10.00%         7.50%

        The United States Life Insurance Company in the City of New York

8.  BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)


The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                           1998        1997
                                                         --------------------
                                                            (In Thousands)

Projected benefit obligation (PBO)                       $18,022      $26,337
Plan assets at fair value                                 18,110       23,757
                                                         --------------------
Plan assets at fair value in excess of (less                  88       (2,580)
 than) PBO
Other unrecognized items, net                               (198)       3,154
                                                         --------------------
(Accrued) prepaid pension expense                        $  (110)     $   574
                                                         ====================

The change in PBO was as follows:

                                                           1998        1997
                                                         --------------------
                                                            (In Thousands)

PBO at January 1                                         $26,337      $27,245
Service and interest costs                                 1,398        3,658
Benefits paid                                               (915)        (870)
Actuarial loss (gain)                                        638         (932)
Transfers and other                                       (9,436)      (2,764)
                                                         --------------------
PBO at December 31                                       $18,022      $26,337
                                                         ====================

The change in the fair value of plan assets was as follows:

                                                           1998        1997
                                                         --------------------
                                                            (In Thousands)

Fair value of plan assets at January 1                   $23,757      $22,222
Actual return on plan assets                               1,175        2,405
Benefits paid                                               (915)        (870)
Transfers                                                 (5,907)           -
                                                         --------------------
Fair value of plan assets at December 31                 $18,110      $23,757
                                                         ====================

        The United States Life Insurance Company in the City of New York

8.  BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense (benefit) in 1998, 1997, and 1996 was $(290) thousand, $(43) thousand, and $440 thousand, respectively. The accrued liability for postretirement benefits was $3.7 million and $13.7 million at December 31, 1998 and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                      1998                     1997
                              ----------------------------------------------
                                FAIR      CARRYING       FAIR       CARRYING
                               VALUE       AMOUNT        VALUE       AMOUNT
                              ----------------------------------------------
                                  (In Millions)             (In Millions)
Assets:
 Fixed maturity and
  equity securities           $2,048       $2,048       $2,353       $2,353

 Mortgage loans on real
  estate                      $   91       $   84       $   68       $   61

 Policy loans                 $   84       $   84       $   86       $   88
 Indebtedness from
  affiliates                  $    7       $    7       $    2       $    2

Liabilities:
 Insurance investment
  contracts                   $  541       $  560       $  737       $  732

        The United States Life Insurance Company in the City of New York

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

        The United States Life Insurance Company in the City of New York

10. STATUTORY FINANCIAL INFORMATION; DIVIDEND PAYING CAPABILITY

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications by the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future. There were no material permitted practices utilized by the Company in 1998, 1997 or 1996.

In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results to the Insurance Department. At this time, it is unclear whether the State of New York will adopt Codification.

Policyholder's surplus and net income, as reported to the domiciliary state insurance department in accordance with its prescribed or permitted statutory accounting practices is summarized as follows:

                                          1998           1997           1996
                                        --------------------------------------
                                                    (In Thousands)

Statutory net income for the year       $ 31,151       $ 24,961       $ 13,132
Statutory surplus at year-end           $212,130       $218,111       $180,405

Statutory accounting practices require acquisition costs on new business (including commissions and underwriting and issue costs) to be charged to expense when incurred. Regulatory net income includes income (loss) attributed to participating policyholders of $(6.0) million, $(6.8) million and $(8.4) million in 1998, 1997 and 1996, respectively, with the 1998, 1997 and 1996 losses primarily a result of higher levels of sales of participating term insurance products. Regulatory equity capital includes capital attributed to participating policyholders of $(37.0) million, $(24.9) million and $(13.3) million at December 31, 1998, 1997 and 1996 respectively. Capital attributed to participating policyholders is not available for payment of dividends to shareholders.

        The United States Life Insurance Company in the City of New York

10. STATUTORY FINANCIAL INFORMATION; DIVIDEND PAYING CAPABILITY (CONTINUED)

The Company is subject to New York Business Corporation Law, which imposes restrictions on shareholder dividends. In addition, New York State Insurance Law requires that no dividend may be declared without prior approval of the State of New York Insurance Department. New York Law also states that no New York domiciled company shall declare or distribute dividends to shareholders which exceeds the lesser of: (1) 10% of surplus as regards policyholders or (2) 100% of adjusted net investment income, unless the superintendent approves a greater dividend payment. The Company did not pay any dividends in 1998, 1997 or 1996.

11. LEASES

The Company has various leases, substantially all of which are for office space and facilities. At December 31, 1998 the future minimum rental commitments under all of the Company's noncancellable leases were as follows:

       YEAR ENDED             OFFICE
      DECEMBER 31              SPACE         EQUIPMENT          TOTAL
-------------------------------------------------------------------------
                                           (In Thousands)

         1999                $ 4,892            $452          $ 5,344
         2000                  4,693             183            4,876
         2001                  4,685              93            4,778
         2002                  4,517               -            4,517
         2003                  4,368               -            4,368
         Thereafter            5,342               -            5,342
                             ----------------------------------------
            Total            $28,497            $728          $29,225
                             ========================================

Rent expense incurred in 1998, 1997 and 1996 was $4.6 million, $3.6 million and $3.7 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

        The United States Life Insurance Company in the City of New York

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In conjunction with the proposed settlements, the Company recorded a charge of $30.7 million ($19.9 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

The litigation liability was reduced by payments of $1.3 million, and the remaining balance of $29.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998.

In addition to the charges recorded in 1998, the Company will incur additional expenses for claim administration, outside counsel and actuarial services, and regulatory expenses, related to the resolution of the litigation, which will be recorded as incurred. Such expenses are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1998 and 1997, the Company has accrued $876 thousand and $1.1 million, respectively, for guaranty fund assessments, and applied $236 thousand and $293 thousand, respectively, for premium tax deductions. The Company has recorded receivables of $352 thousand and $334 thousand at December 31, 1998 and 1997, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $191 thousand, $358 thousand, and $557 thousand in 1998, 1997, and 1996, respectively.

       The United States Life Insurance Company in the City of New York

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1998, 1997, and 1996 were as follows:

                                  1998              1997            1996
                              -----------------------------------------------
                                            (In Thousands)
LIFE INSURANCE IN FORCE
      Gross                   $70,948,300        $61,407,508      $52,300,927
      Assumed                           -         11,314,869        9,773,886
      Ceded                    44,441,277          9,321,704        5,674,223
                              -----------------------------------------------
      Net                     $26,507,023        $63,400,673      $56,400,590
                              ===============================================
Life and Annuity Premiums
      Gross                   $   214,384        $   178,251      $   154,569
      Assumed                      22,020             26,171           24,468
      Ceded                        58,924             19,332            5,467
                              -----------------------------------------------
      Net                     $   177,480        $   185,090      $   173,570
                              ===============================================
A&H PREMIUMS
 Written
      Gross                   $   459,562        $   422,886      $   379,171
      Assumed                     170,120              1,704            2,190
      Ceded                       285,628             16,243           12,281
                              -----------------------------------------------
      Net                     $   344,054        $   408,347      $   369,080
                              ===============================================
 Earned
      Gross                   $   452,348        $   403,717      $   378,390
      Assumed                     168,331              1,503            2,190
      Ceded                       276,313             15,616           12,252
                              -----------------------------------------------
      Net                     $   344,366        $   389,604      $   368,328
                              ===============================================

Reinsurance recoverable on paid losses was approximately $10.6 million, $2.4 million, and $3.7 million at December 31, 1998, 1997, and 1996, respectively. Reinsurance recoverable on unpaid losses was approximately $81.7 million, $3.2 million, and $3.1 million at December 31, 1998, 1997, and 1996, respectively. The effect of reinsurance on benefits to policyholders and beneficiaries was $131 million, $13 million, and $20 million during 1998, 1997, and 1996, respectively.

The Company terminated its participation in both the Federal Employee Government Life Insurance (FEGLI) and State Government Life Insurance (SGLI) pools in 1998. The assumed premiums for these pools in 1998 were $19.5 million and $2.5 million, respectively.

        The United States Life Insurance Company in the City of New York

13. REINSURANCE (CONTINUED)

The Company participates in several reinsurance pools. These pools are managed and administered by reinsurance intermediaries on behalf of the Company. The pools involved various coverages including life, medical and disability.


14. YEAR 2000 CONTINGENCY (UNAUDITED)

INTERNAL SYSTEMS

The Company's ultimate parent, American General Corporation, (AGC) has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit, including the Company, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, these activities had been completed for substantially all of the Company's critical systems, making them Year 2000 ready. Vendor upgrades for a small number of systems were either completed in the first quarter 1999 or are expected to be completed by June 30, 1999; therefore, activities (3) through (5) are ongoing for some systems.

The Company will continue to test its systems throughout 1999 to maintain Year 2000 readiness. In addition, the company is developing plans for the century transition, which will restrict systems modifications from November 1999 through January 2000, create rapid response teams to address problems and limit vacations for key technical personnel.

THIRD PARTY RELATIONSHIPS

The Company has relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company exercises less, or no, control over

        The United States Life Insurance Company in the City of New York

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

THIRD PARTY RELATIONSHIPS (CONTINUED)

Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of April 30, 1999, AGC has identified and assessed its critical third party dependencies, including those related to the Company. Of these critical dependencies, approximately 300 have been assessed to have a high probability of failure and have been covered in the Company's contingency planning efforts. Due to the various stages of Year 2000 readiness for these critical third-party dependencies, the Company's testing activities with critical third parties will extend throughout 1999.

CONTINGENCY PLANS

The Company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000 related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those critical processes that rank high in consequence and probability of failure; and
(4) complete the applicable contingency plans. These plans will be tested during the second and third quarters of 1999.

RISKS AND UNCERTAINTIES

Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to the Company's failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforeseen circumstances in completing the Company's plans, the Year 2000 issues could have a material adverse impact on the Company's operations following the turn of the century.

        The United States Life Insurance Company in the City of New York

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

COSTS

Through March 31, 1999, Company has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on the Company' results of operations or financial condition. In addition, the Company has elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with the Company's normal accounting policies.

                           INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.


                                            Page to see in
Defined Term                                this Prospectus
------------                                ---------------

accumulation value                                  6
Administrative Center                               1
amount at risk                                      8
automatic rebalancing                               6
basis                                              26
beneficiary                                        30
cash surrender value                               15
close of business                                  33
Code                                               24
cost of insurance rates                             9
daily charge                                        8
date of issue                                      34
death benefit                                       7
declared fixed interest account option              1
division                                           24
dollar cost averaging                               5
Fund                                                2
full surrender                                     15
grace period                                       13
Home Office                                         1
investment option                                   1
lapse                                              13
loan, loan interest                                16
maturity, maturity date                            17
modified endowment contract                        25
monthly deduction day                              34
Monthly insurance charge                            8
Mutual Fund                                         2
Option 1, 2                                         7
partial surrender                                  15
payment option                                     17
planned periodic premium                           12
Platinum Investor                                   1
Policy                                              1
Policy Loan                                        16
Policy month, year                                 34
preferred loan interest                            17

                                           Page to see in this
Defined Term                                this Prospectus
------------                                ---------------

premiums                                            5
premium payments                                    5
prospectus                                          1
reinstate, reinstatement                           13
SEC                                                 2
separate account                                    1
Separate Account USL VL-R                          24
seven-pay test                                     25
specified amount                                    7
surrender                                          15
surrender charge                                    9
transfers                                          13
USL                                                23
valuation date                                     33
you                                                19

     We have filed a registration statement relating to Separate Account USL VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     The United States Life Insurance Company in the City of New York's Bylaws provide in Article XI for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Prospectus, consisting of 51 pages of text, plus 47 financial pages of
   The United States Life Insurance Company in the City of New York. The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.

Written Consents of the following persons:

(a) Pauletta P. Cohn, Associate General Counsel of American General Life Companies;

(b)  The United States Life Insurance Company in the City of New York's Actuary;

(c)  Independent Auditors.

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

         (2)            Not applicable.

         (3)(a) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and Selling Group Member. (Filed herewith)

         (3)(b) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and The Winchester Agency, Ltd. (Filed herewith)

         (3)(c) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (4)

         (3)(d) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

         (4)            Not applicable.

         (5) Specimen form of the "Platinum Investor" Variable Universal Life Insurance Policy (Policy Form No. 97600N). (Filed herewith)

         (6)(a) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York). (1)

         (6)(b) Copy of the Bylaws, as amended May 24, 1994, of The United States Life Insurance Company in the City of New
                        York). (1)

         (7)            Not applicable.

         (8)(a)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (2 )

          (8)(a)(ii) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (Filed herewith)

         (8)(b)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (2)

         (8)(b)(ii) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (Filed herewith)

         (8)(c)(i) Form of Participation Agreement by and among A I M Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on behalf of itself and its separate accounts, and American General Securities Incorporated. (Filed herewith)

         (8)(c)(ii) Form of Agreement by and among A I M Distributors Inc., A I M Variable Insurance Funds Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (Filed herewith)

         (8)(d)(i) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Stock Portfolio Company and Variable Annuity Life Insurance Company. (Filed herewith)

         (8)(d)(ii) Form of First Amendment to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Stock Portfolio Company and Variable Annuity Life Insurance Company. (Filed herewith)

         (8)(e) Form of Fund Participation Agreement between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (Filed herewith)

         (8)(f) Form of Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services. (Filed herewith)

         (8)(g) Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(h) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Safeco Resource Series Trust and Safeco Securities, Inc. (Filed herewith)

         (8)(i) Form of Administrative Services Agreement between Safeco Asset Management Company and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(j) Form of Administrative Services Agreement between Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherred, LLP and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(k) Form of Administrative Services Agreement between Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(l) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (Filed herewith)

         (9)            Not applicable.

         (10)(a) Specimen form of application for life insurance issued by USL. (3)

         (10)(b) Specimen form of supplemental application for variable life insurance issued by USL on Policy Form No. 97600N.
                        (3)

         (10)(c)        Service Request Form for Home Office. (3)

     Other Exhibits

         2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

         2(b)           Opinion and Consent of USL's actuary.  (Filed herewith)

         3              Not applicable.

         4              Not applicable.

         5              Financial Data Schedule. (Not applicable.)

         6              Consent of Independent Auditors.  (Filed herewith)

         7(a)           Powers of Attorney (3)

         7(b)           Powers of Attorney, Donald W. Britton. (Filed herewith)

         7(c)           Powers of Attorney, John R. Corcoran. (Filed herewith)

         7(d)           Powers Attorney, John V. LaGrasse (Filed herewith)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form N-4
    Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on September 18, 1998.

/2/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on May 26, 1999.

/3/ Incorporated by reference to the initial filing of Form S-6 Registration
    Statement (File No. 333-79471) of the United States Life Insurance Company in the City of New York Separate Account USL VL-R on May 27, 1999.

/4/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63843) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on May 27, 1999.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 4th day of November, 1999.

                              THE UNITED STATES LIFE INSURANCE
                              COMPANY IN THE CITY OF NEW YORK
                              SEPARATE ACCOUNT USL VL-R
                              (Registrant)

                              BY:   THE UNITED STATES LIFE INSURANCE
                                    COMPANY IN THE CITY OF NEW YORK
                                    (On behalf of the Registrant and itself)


                                    BY: /s/  ROBERT F. HERBERT, JR.
                                        ----------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President

[SEAL]
ATTEST:      /s/ JULIE A. COTTON
             -------------------------------------
             Julie A. Cotton
             Assistant Secretary


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title                          Date
---------                          -----                          ----


/s/ DAVID J. DIETZ*           Principal Executive Officer    November 4, 1999
---------------------------        and Director
(David J. Dietz)



/s/ ROBERT F. HERBERT, JR.*   Principal Financial and        November 4, 1999
---------------------------    Accounting Officer
(Robert F. Herbert, Jr. )         and Director

Signature                          Title                          Date
---------                          -----                          ----


/s/ WILLIAM A. BACAS*             Director                   November 4, 1999
---------------------------
(William A. Bacas)



/s/ DONALD W. BRITTON*            Director                   November 4, 1999
---------------------------
(Donald W. Britton)



/s/ JOHN R. CORCORAN*             Director                   November 4, 1999
---------------------------
(John R. Corcoran)



/s/ DR. PATRICIA O. EWERS*        Director                   November 4, 1999
---------------------------
(Dr. Patricia O. Ewers)



/s/ THOMAS H. FOX*                Director                   November 4, 1999
---------------------------
(Thomas H. Fox)



/s/ DAVID A. FRAVEL*              Director                   November 4, 1999
---------------------------
(David A. Fravel)


___________________________       Director                   November 4, 1999
(Rodney O. Martin, Jr.)



/s/ JOHN V. LAGRASSE*             Director                   November 4, 1999
---------------------------
(John V. LaGrasse)


/s/ JAMES P. CORCORAN*            Director                   November 4, 1999
---------------------------
(James P. Corcoran)


/s/ WILLIAM J. O'HARA, JR.*       Director                   November 4, 1999
---------------------------
(William J. O'Hara, Jr.)

Signature                          Title                          Date
---------                          -----                          ----


/s/ GARY D. REDDICK*              Director                   November 4, 1999
---------------------------
(Gary D. Reddick)



/s/ GEORGE B. TROTTA*             Director                   November 4, 1999
---------------------------
(George B. Trotta)



/s/ R. STEPHEN WATSON*            Director                   November 4, 1999
---------------------------
(R. Stephen Watson)



* /s/ ROBERT F. HERBERT, JR.
---------------------------
By:  Robert F. Herbert, Jr.
     Attorney-in-Fact

                                 EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

         (2)            Not applicable.

         (3)(a) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and Selling Group Member. (Filed herewith)

         (3)(b) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and The Winchester Agency, Ltd. (Filed herewith)

         (3)(c) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (4)

         (3)(d) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

         (4)            Not applicable.

         (5) Specimen form of the "Platinum Investor" Variable Universal Life Insurance Policy (Policy Form No. 97600N). (Filed herewith)

         (6)(a) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York). (1)

         (6)(b) Copy of the Bylaws, as amended May 24, 1994, of The United States Life Insurance Company in the City of New
                        York). (1)

         (7)            Not applicable.

         (8)(a)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (2)

         (8)(a)(ii) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (Filed herewith)

         (8)(b)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (2)

         (8)(b)(ii) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (Filed herewith)

         (8)(c)(i) Form of Participation Agreement by and among A I M Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on behalf of itself and its separate accounts, and American General Securities Incorporated. (Filed herewith)

         (8)(c)(ii) Form of Agreement by and among A I M Distributors Inc., A I M Variable Insurance Funds Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (Filed herewith)

         (8)(d)(i) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Stock Portfolio Company and Variable Annuity Life Insurance Company. (Filed herewith)

         (8)(d)(ii) Form of First Amendment to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Stock Portfolio Company and Variable Annuity Life Insurance Company. (Filed herewith)

         (8)(e) Form of Fund Participation Agreement between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (Filed herewith)

         (8)(f) Form of Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services. (Filed herewith)

         (8)(g) Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and The United States Life Insurance Company in the City of New York. (Filed herewith)

          (8)(h) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities

                        Incorporated, Safeco Resource Series Trust and Safeco Securities, Inc. (Filed herewith)

         (8)(i) Form of Administrative Services Agreement between Safeco Asset Management Company and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(j) Form of Administrative Services Agreement between Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherred, LLP and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(k) Form of Administrative Services Agreement between Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (Filed herewith)

         (8)(l) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (Filed herewith)

         (9)            Not applicable.

         (10)(a) Specimen form of application for life insurance issued by USL. (3)

         (10)(b) Specimen form of supplemental application for variable life insurance issued by USL on Policy Form No. 97600N.
                        (3)

         (10)(c)        Service Request Form for Home Office. (3)

     Other Exhibits

         2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

         2(b)           Opinion and Consent of USL's actuary.  (Filed herewith)

         3              Not applicable.

         4              Not applicable.

         5              Financial Data Schedule. (Not applicable.)

         6              Consent of Independent Auditors.  (Filed herewith)

         7(a)           Powers of Attorney (3)

         7(b)           Powers of Attorney, Donald W. Britton. (Filed herewith)

         7(c)           Powers of Attorney, John R. Corcoran. (Filed herewith)

         7(d)           Powers Attorney, John V. LaGrasse (Filed herewith)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form N-4
    Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on September 18, 1998.

/2/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on May 26, 1999.

/3/ Incorporated by reference to the initial filing of Form S-6 Registration
    Statement (File No. 333-79471) of the United States Life Insurance Company in the City of New York Separate Account USL VL-R on May 27, 1999.

/4/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63843) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R on May 27, 1999.

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